Filed Pursuant to Rule 424(b)(3)
Registration No. 333-188146

PROSPECTUS

JACKSONVILLE BANCORP, INC.

Up to 10,000,000 Shares of Common Stock

We are distributing, at no charge, to holders of our common stock, par value $0.01 per share, nontransferable subscription rights to purchase shares of our common stock. You will receive one subscription right for each share of common stock you owned as of 5:00 p.m., New York time, on August 20, 2013. We are distributing subscription rights exercisable for up to an aggregate of 10 million shares of our common stock. We refer to this offering as the “rights offering.”

Each whole subscription right will entitle you, as a holder of our common stock, to purchase 2.0002 shares of common stock, at a subscription price of $0.50 per share, which we refer to as the “basic subscription privilege.” The subscription price is the same price, on an as-converted basis, at which we effected our December 2012 private placement of 50,000 shares of our Series A Preferred Stock, which we refer to as the “Private Placement.” The offerees and purchasers of the Series A Preferred Stock in the Private Placement, who we refer to as the “Excluded Shareholders,” have waived their rights to participate in this rights offering and will not be receiving any subscription rights.

If you fully exercise your basic subscription privilege and other shareholders do not fully exercise their basic subscription privileges, you will be entitled to exercise an “oversubscription privilege” to purchase, subject to limitations and allotment, a portion of the unsubscribed shares of our common stock at the same subscription price of $0.50 per share. If all of the rights are exercised, the total purchase price of the shares purchased in the rights offering would be $5 million. We are not entering into any standby purchase agreement or similar agreement with respect to the purchase of any shares of our common stock not subscribed for through the basic subscription privilege or the oversubscription privilege. Therefore, there is no certainty that any shares will be purchased pursuant to the rights offering and there is no minimum purchase requirement as a condition to accepting subscriptions.

The subscription rights will expire if they are not exercised by 5:00 p.m., New York time, on September 20, 2013, unless we extend the rights offering period. You should carefully consider whether to exercise your subscription rights before the expiration of the rights offering. All exercises of subscription rights are irrevocable. Our board of directors makes no recommendation regarding your exercise of the subscription rights. We will conduct the rights offering solely on a “best efforts” basis without the services of an underwriter or placement agent.

Concurrently with the rights offering, shares of common stock offered by this prospectus that remain unsubscribed for in the rights offering will be offered for sale to the public through Hovde Group, LLC, who we have engaged to act as our financial advisor and sales agent in the public offering. Hovde will act on a “best efforts” basis only. Because the offering is not underwritten by a broker-dealer on a firm commitment basis, there can be no assurance that any unsubscribed shares of common stock we are offering to the public will be sold. The public offering will begin concurrently with the commencement of the rights offering and will expire on the tenth trading day after the expiration of the rights offering, unless we extend it in our sole discretion. However, we will not extend the public offering period beyond an additional ten trading days. We are not requiring a minimum amount of subscriptions to complete the public offering and we reserve the right to accept or reject, in whole or in part, any subscription tendered in the public offering.

We reserve the right to amend or cancel either or both of the offerings at any time. Registrar and Transfer Company, our subscription agent for the rights offering, will hold all funds it receives in an escrow account until completion of the rights offering. Our escrow agent for the public offering will hold all funds it receives in an escrow account until the completion of the public offering. If the rights offering or the public offering is cancelled, all of the payments received in the respective offering will be returned promptly, without interest.

Our common stock is listed on the Nasdaq Stock Market under the symbol “JAXB.” On August 20, 2013, the last reported sale price of our common stock on the Nasdaq Stock Market was $0.52 per share.

Exercising the rights and investing in our common stock involves a high degree of risk. We urge you to carefully read the section entitled “Risk Factors” beginning on page 14 of this prospectus, the sections entitled “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2012 and in our Quarterly Report Form 10-Q for the quarter ended June 30, 2013, and all other information included or incorporated herein by reference in this prospectus in its entirety before you decide whether to exercise your rights.

	Per Share	Aggregate
Subscription price	$0.50	$5,000,000	(1)
Financial advisor fixed fee & estimated expenses(2)	$0.02	$150,000
Estimated sales agent fees(2),(3)	$0.02	$150,000
Estimated other expenses	$0.02	$235,682

Net proceeds to us	$0.45	$4,464,318

(1)	Assumes the rights offering is fully subscribed.
(2)

We have engaged Hovde Group, LLC to act as our exclusive financial and marketing advisor in connection with the rights offering, and to act as our exclusive financial advisor and sales agent in connection with the public offering.

(3)

Assumes that $2.5 million in gross proceeds result from shares of common stock sold in the public offering. If no shares are sold in the rights offering and the total offering amount of $5.0 million is sold in the public offering, the maximum sales agent fee to Hovde would be $300,000. See “Plan of Distribution” for a discussion of the compensation payable to Hovde.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

These securities are not deposits or savings accounts or other obligations of any bank or savings association, and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

HOVDE GROUP, LLC

The date of this prospectus is August 21, 2013.

ABOUT THIS PROSPECTUS

You should rely only on the information contained in this prospectus and the documents incorporated by reference. We have not, and our financial advisor, Hovde, has not authorized anyone to provide you with information different from that contained in this prospectus. The information in this document may only be accurate on the date of this document. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

Neither we, nor any of our officers, directors, agents or representatives, make any representation to you about the legality of an investment in our common stock. You should not consider any information in this prospectus or in the documents incorporated by reference herein to be investment, legal or tax advice. You should consult your own counsel, accountant and other advisors for legal, tax, business, financial and related advice regarding the purchase of our securities.

Unless the context otherwise requires, the term “Bancorp” refers to Jacksonville Bancorp, Inc., and the terms “we,” “us” and “our” refer to Jacksonville Bancorp, Inc., together with its subsidiary, The Jacksonville Bank (the “Bank”) and the Bank’s subsidiaries. To understand this offering fully, you should read this entire document carefully, as well as the documents identified in the section titled “Where You Can Find More Information.”

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains or incorporates by reference forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the Private Securities Litigation Reform Act of 1995. These forward-looking statements represent plans, estimates, objectives, goals, guidelines, expectations, intentions, projections and statements of our beliefs concerning future events, business plans, objectives, expected operating results and the assumptions upon which those statements are based. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and are typically identified with words such as “may,” “could,” “should,” “will,” “would,” “believe,” “anticipate,” “estimate,” “expect,” “intend,” “plan,” “project,” “is confident that,” and similar expressions that are intended to identify these forward-looking statements. These forward-looking statements involve risk and uncertainty and a variety of factors, which are in many instances beyond our control and could cause our actual results and experiences to differ materially from the anticipated results or other expectations expressed in these forward-looking statements. We assume no obligation to update or revise forward-looking statements.

In addition to the risks discussed in this prospectus under “Risk Factors” below, the following are important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements:

•	the effects of future economic, business and market conditions and changes, domestic and foreign, including seasonality;

•	governmental monetary and fiscal policies;

•	legislative and regulatory changes, including changes in banking, securities and tax laws, regulations and policies and their application by our regulators;

•	changes in accounting rules, practices and interpretations;

•

the risks of changes in interest rates on the levels, composition and costs of deposits, loan demand, and the values and liquidity of loan collateral, securities, and interest-sensitive assets and liabilities;

•	changes in borrower credit risks and payment behaviors;

•	changes in the availability and cost of credit and capital in the financial markets;

•	changes in the prices, values and sales volumes of residential and commercial real estate;

•	the effects of concentrations in our loan portfolio;

•	our ability to resolve or reduce our nonperforming assets;

•	the effects of competition from a wide variety of local, regional, national and other providers of financial, investment and insurance services;

•	the failure of assumptions and estimates underlying the establishment of reserves for possible loan losses and other estimates and valuations;

•

the risks of mergers, acquisitions and divestitures, including, without limitation, the related time and costs of implementing such transactions, integrating operations as part of these transactions and possible failures to achieve expected gains, revenue growth, expense savings and/or other results from such transactions;

•	changes in technology or products that may be more difficult, costly or less effective than anticipated; and

•	the effects of war or other conflicts, acts of terrorism, hurricanes, floods, tornados or other catastrophic events that may affect economic conditions.

Further information on other factors that could affect us is included in the Securities and Exchange Commission (the “SEC”) filings incorporated by reference in this prospectus described below under the heading “Incorporation of Certain Documents by Reference,” all of which are accessible on the SEC’s website at www.sec.gov. See also “Risk Factors” contained in this prospectus.

Forward-looking statements should not be viewed as predictions and should not be the primary basis upon which investors evaluate us. If one or more of the factors affecting our forward-looking information and statements proves incorrect, then our actual results, performance or achievements could differ materially from those expressed in, or implied by, forward-looking information and statements contained in this prospectus and in the information incorporated by reference herein. Therefore, we caution you not to place undue reliance on our forward-looking information and statements.

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QUESTIONS AND ANSWERS RELATING TO THE RIGHTS OFFERING

The following are examples of what we anticipate will be common questions about the rights offering. The answers are based on selected information from this prospectus and the documents incorporated by reference herein. The following questions and answers do not contain all of the information that may be important to you and may not address all of the questions that you may have about the rights offering. This prospectus and the documents incorporated by reference herein contain more detailed descriptions of the terms and conditions of the rights offering and provide additional information about us and our business, including potential risks related to the rights offering, our common stock and our business.

Exercising the rights and investing in our common stock involves a high degree of risk. We urge you to carefully read the section entitled “Risk Factors” beginning on page 14 of this prospectus, and all other information included or incorporated herein by reference in this prospectus in its entirety before you decide whether to exercise your rights.

What is the rights offering?

The rights offering is a distribution of subscription rights on a pro rata basis, and at no charge, to the holders of our common stock (other than the Excluded Shareholders). We are distributing to holders of our common stock as of 5:00 p.m., New York time, on August 20, 2013, the “record date” (other than the Excluded Shareholders), subscription rights to purchase an aggregate of approximately 10 million shares of our common stock. You will receive the right to subscribe for 2.0002 shares of common stock for every one share of our common stock you owned as of 5:00 p.m., New York time, on the record date, at a price of $0.50 per full share pursuant to your basic subscription privilege. The subscription rights are evidenced by rights certificates. Your rights certificate accompanies this prospectus.

How many shares may I purchase if I exercise my rights?

Each right entitles you to purchase 2.0002 shares of our common stock for $0.50 per share. We will not issue fractional shares of common stock in the rights offering, and holders will only be entitled to purchase a whole number of shares of common stock, rounded down to the nearest whole number a holder would otherwise be entitled to purchase. For example, if you owned 100 shares of our common stock on the record date, you would be granted 100 subscription rights and you would have the right to purchase 200 shares of our common stock (200.02 rounded down to the nearest whole number) for $0.50 per share (or a total payment of $100.00). You may exercise all or any number of your subscription rights, or you may choose not to exercise any subscription rights.

If you hold your shares in street name through a broker, dealer, custodian bank or other nominee who uses the services of the Depository Trust Company, or “DTC,” then DTC will issue one subscription right to your nominee for every share of our common stock you own as of the record date. The basic subscription privilege can then be used to purchase 2.0002 shares of common stock for $0.50 per share. As in the example above, if you owned 100 shares of our common stock on the record date, you have the right to purchase 200 shares of common stock for $0.50 per share. For more information, see “What should I do if I want to participate in the rights offering, but my shares are held in the name of my broker, dealer, custodian bank or other nominee?” in this section.

Will fractional subscription shares be issued?

No. We will not issue fractional shares of common stock in the rights offering, and holders will only be entitled to purchase a whole number of shares of common stock, rounded down to the nearest whole number a holder would otherwise be entitled to purchase.

What is the basic subscription privilege?

The basic subscription privilege of each subscription right entitles you to purchase 2.0002 shares of our common stock at the subscription price of $0.50 per share.

What is the oversubscription privilege?

If you purchase all of the shares of common stock available to you pursuant to your basic subscription privilege, you may also choose to purchase, subject to limitations and allotment, a portion of our shares of common stock that are not purchased by our other shareholders through the exercise of their respective basic subscription privileges. You should indicate on your rights certificate how many additional shares you would like to purchase pursuant to your oversubscription privilege.

We can provide no assurances that you will actually be entitled to purchase any shares of common stock upon the exercise of your oversubscription privilege. However, if sufficient shares of common stock are available, we will seek to honor your oversubscription request in full (subject to the limitations described in this prospectus). If oversubscription requests exceed the number of shares of common stock available for sale in the rights offering, we will allocate the available shares of common stock among shareholders who oversubscribed on a pro rata basis, by multiplying the number of shares requested by each shareholder through the exercise of its oversubscription privilege by a fraction that equals (x) the number of shares available to be issued through oversubscription privileges divided by (y) the total number of shares requested by all shareholders through the exercise of their oversubscription privileges. We will honor oversubscription privilege requests prior to accepting any subscriptions in the public offering.

In order to properly exercise your oversubscription privilege, you must deliver the subscription payment related to your oversubscription privilege prior to the expiration of the rights offering. Because we will not know the total number of unsubscribed shares prior to the expiration of the rights offering, if you wish to maximize the number of shares you purchase pursuant to your oversubscription privilege, you will need to deliver payment in an amount equal to the aggregate subscription price for the maximum number of shares of our common stock that may be available to you (i.e., for the maximum number of shares of our common stock available to you, assuming you exercise all of your basic subscription privilege and are allotted the full amount of your oversubscription as elected by you). For more information, see the section entitled “The Rights Offering — Oversubscription Privilege.”

Fractional common shares resulting from the exercise of the oversubscription privilege will be eliminated by rounding down to the nearest whole share, with the total subscription payment being adjusted accordingly.

Are there limits on the number of shares of common stock I may purchase in the rights offering?

Yes. Unless we otherwise agree in writing, a person or entity, together with related persons or entities, may not exercise subscription rights (including oversubscription privileges) to purchase shares of our common stock that, when aggregated with their existing ownership, would result in such person or entity, together with any related persons or entities, owning 5% or more of our issued and outstanding shares of common stock following the rights offering, or that would otherwise require regulatory approval.

We also reserve the right, in our sole discretion, to limit the number of shares you may purchase pursuant to the oversubscription privilege to four times the aggregate number of shares that you have a right to purchase pursuant to your basic subscription privilege, based on the number of shares of common stock you owned on the record date.

Are all holders of common stock entitled to participate in the rights offering?

No. Certain of our shareholders, specifically the offerees and purchasers in the Private Placement, have waived their rights to participate in the rights offering. These “Excluded Shareholders” will not receive subscription rights and include our largest shareholder, CapGen Capital Group IV LP (“CapGen”), five affiliates of CapGen (including our two directors, Messrs. Rose and Sullivan) and all persons who served as executive officers and directors of Bancorp at the time of the Private Placement. As of the record date, the Excluded Shareholders, in the aggregate, held approximately 48,532,221 shares of our common stock, which represented 90.66% of our common stock as of such date.

Although holders of our nonvoting common stock on the record date would also be entitled to receive subscription rights in the same ratio as holders of the common stock, because the outstanding shares of nonvoting common stock are owned entirely by the Excluded Shareholders who waived their rights to participate in this rights offering, such holders will not receive any subscription rights in respect of their shares of nonvoting common stock.

How do I exercise my subscription rights?

If you wish to participate in the rights offering, you must take the following steps:

•	deliver payment to the subscription agent; and

•	deliver your properly completed and signed rights certificate, and any other subscription materials, to the subscription agent.

Payments must be made in full in U.S. dollars for the full number of shares for which you are subscribing by:

•	personal check payable to “Registrar and Transfer Company,” the subscription agent, drawn upon a U.S. bank;

•	certified check payable to “Registrar and Transfer Company,” drawn upon The Jacksonville Bank; or

•	wire transfer of immediately available funds to the following escrow account maintained by the subscription agent:

BANK NAME: TD Bank

ABA#: 031-201-360

ACCOUNT NAME: Registrar and Transfer Company, Rights Offering Agent for Jacksonville Bancorp, Inc.

ESCROW ACCOUNT #: 276-053-5977

REFERENCE: [Insert shareholder (your) name]

ATTENTION: Reorganization Department

Any wire transfer should reference the “Registrar and Transfer Company, as Rights Offering Agent for Jacksonville Bancorp” and should clearly indicate the identity of the shareholder who is paying the subscription price by wire transfer. The address for TD Bank is 6000 Atrium Way, Mt. Laurel, NJ 08054.

Please note that funds paid by personal check may take up to seven or more business days to clear. Accordingly, if you wish to pay by means of a personal check, we urge you to make payment sufficiently in advance of the expiration date to ensure that the subscription agent receives cleared funds before that time. We also urge you to consider payment by means of a certified check drawn upon The Jacksonville Bank or by wire transfer, in order to expedite the receipt of your payment.

Please follow the payment and delivery instructions accompanying the rights certificate. Do not deliver documents to Bancorp. As described in this prospectus and in the instructions accompanying the rights certificate, in certain cases additional documentation or medallion guarantees may be required. For more information, see the section entitled “The Rights Offering — Medallion Guarantee May Be Required.” You are solely responsible for completing delivery to the subscription agent of your rights certificate, any other subscription materials and payment. We urge you to allow sufficient time for delivery of your subscription materials to the subscription agent so that they are received by the subscription agent by 5:00 p.m., New York time, on September 20, 2013. We are not responsible for subscription materials sent directly to our offices.

If you send a payment that is insufficient to purchase the number of shares you requested, or if the number of shares you requested is not specified in the forms, the payment received will be applied to exercise your subscription rights to the fullest extent possible based on the amount of the payment received, subject to the availability of shares under the oversubscription privilege, purchase limitations and the elimination of fractional shares. Any excess subscription payments received by the subscription agent will be returned promptly, without interest or penalty, following the expiration of the rights offering.

What should I do if I want to participate in the rights offering, but my shares are held in the name of my broker, dealer, custodian bank or other nominee?

If you hold your shares of common stock in the name of a broker, dealer, custodian bank or other nominee, then your broker, dealer, custodian bank or other nominee is the record holder of the shares you own. You will not receive a rights certificate. The record holder must exercise the subscription rights on your behalf for the shares of common stock you wish to purchase in the rights offering.

If you wish to purchase shares of our common stock through the rights offering, please promptly contact your broker, dealer, custodian bank or other nominee as record holder of your shares. We will ask your record holder to notify you of the rights offering. However, if you are not contacted by your broker, dealer, custodian bank or other nominee, you should promptly initiate contact with that intermediary. Your broker, dealer, custodian bank or other nominee may establish a deadline prior to the 5:00 p.m. New York time on September 20, 2013, which we established as the expiration date of the rights offering, by which you must provide it with your instructions to exercise your subscription rights and pay for your shares.

Am I required to exercise all of the rights I receive in the rights offering?

No. You may exercise any number of your subscription rights, or you may choose not to exercise any subscription rights. However, if you choose not to exercise your basic subscription privilege in full, the relative percentage of our shares of common stock that you own will decrease, and your voting and other rights will be diluted. In addition, if you do not exercise your basic subscription privilege in full, you will not be entitled to participate in the oversubscription privilege. For more information, see “How many shares of common stock will be outstanding after the rights offering?” in this section.

Will our officers, directors and significant shareholders be exercising their subscription rights?

All persons who served as executive officers and directors at the time of the Private Placement and our 5% shareholders, as purchasers and/or offerees in the Private Placement, are “Excluded Shareholders” who have waived their rights to participate in the rights offering and will not receive subscription rights. Other officers and directors of Bancorp may participate in this offering at the same subscription price per share as all other purchasers, but none of such persons are obligated to so participate. Our three new directors who joined the board of directors in June 2013 have indicated that they intend to participate in the public offering.

Has our board of directors made a recommendation to our shareholders regarding the exercise of rights under the rights offering?

No. Neither our board of directors nor our financial advisor, Hovde Group, LLC, makes any recommendation regarding your exercise of the subscription rights. Shareholders who exercise their subscription rights risk loss on their investment. We cannot assure you that the market price of our common stock will be above the subscription price or that anyone purchasing shares at the subscription price will be able to sell those shares in the future at the same price or a higher price. You are urged to make your decision based on your own assessment of our business and the rights offering. Please see the section entitled “Risk Factors” for a discussion of some of the risks involved in investing in our common stock.

Why are we conducting the rights offering?

We are conducting the rights offering to provide our shareholders the opportunity to participate in this transaction at the same price (on an as-converted basis) that the investors purchased shares in the Private Placement and to offer our shareholders the opportunity to minimize the dilution of their ownership interest in Bancorp resulting from the Private Placement.

Further, we are conducting the rights offering to provide for additional liquidity for working capital and general corporate purposes, mainly for the subsidiary bank.

How was the subscription price of $0.50 per share determined?

The subscription price was determined by our board of directors. Our board of directors determined the subscription price by considering the value at which shares were sold in the Private Placement, which was determined through negotiations with the investors in the Private Placement, the price at which our shareholders might be willing to participate in the rights offering, recent trading prices for our common stock, and the need to provide an incentive to our shareholders to participate in the rights offering on a pro rata basis. We cannot assure you that the market price for our common stock during the rights offering will be equal to or above the subscription price or that a subscribing owner of rights will be able to sell the shares of common stock purchased in the rights offering at a price equal to or greater than the subscription price. The subscription price does not necessarily bear any relationship to the book value of our assets or our past operations, cash flows, losses, financial condition, net worth or any other established criteria used to value securities. You should not consider the subscription price to be an indication of the value of the common stock to be offered in the rights offering.

How soon must I act to exercise my rights?

If you received a rights certificate and elect to exercise some or all of your subscription rights, the subscription agent must receive your completed and signed rights certificate and complete payment prior to the expiration of the rights offering, which is September 20, 2013, at 5:00 p.m., New York time. If you hold your shares in the name of a broker, dealer, custodian bank or other nominee, your broker, dealer, custodian bank or other nominee may establish a deadline prior to 5:00 p.m. New York time, on September 20, 2013 by which you must provide it with your instructions to exercise your subscription rights and pay for your shares.

Although we will make reasonable attempts to provide this prospectus to holders of subscription rights, the rights offering and all subscription rights will expire at 5:00 p.m., New York time on September 20, 2013 (unless extended), whether or not we have been able to locate each person entitled to subscription rights. Although we have the option of extending the expiration of the rights offering, we currently do not intend to do so.

May I transfer my rights?

No. You may not transfer your subscription rights.

Are we requiring a minimum subscription to complete the rights offering?

No. There is no minimum subscription requirement in the rights offering. However, our board of directors reserves the right to cancel the rights offering for any reason, including if our board of directors believes that there is insufficient participation by our shareholders.

Can the board of directors cancel, amend or extend the rights offering?

Yes. We have the option to extend the rights offering and the period for exercising your subscription rights, although we do not presently intend to do so. Our board of directors may cancel the rights offering at any time for any reason. If the rights offering is cancelled, all subscription payments received by the subscription agent will be returned promptly, without interest. Our board of directors reserves the right to amend or modify the terms of the rights offering at any time, for any reason.

When will I receive my subscription rights certificate?

Promptly after the date of this prospectus, the subscription agent will send a rights certificate to each registered holder of our common stock as of 5.00 p.m., New York time, on the record date, based on our shareholder registry maintained at the transfer agent for our common stock. If you hold your shares of common stock through a brokerage account, custodian bank, or other nominee, you will not receive an actual rights certificate. Instead, as described in this prospectus, you must instruct your broker, dealer, custodian bank or nominee whether or not to exercise rights on your behalf.

What will happen if I choose not to exercise my subscription rights?

If you do not exercise any subscription rights, the number of our shares of common stock you own will not change. However, due to the fact that shares may be purchased by other shareholders, your percentage ownership of Bancorp will be diluted after the completion of the rights offering unless you exercise your basic subscription privilege. For more information, see “How many shares of common stock will be outstanding after the rights offering?” in this section.

When will I receive my new shares?

All shares of our common stock that you purchase in the rights offering will be issued electronically in book-entry (uncertificated) form. If you are a shareholder of record as of the record date and purchase shares in the rights offering by submitting a rights certificate and payment, we will issue your new shares as soon as practicable after the completion of the rights offering, and you will receive confirmation from the subscription agent by mail that your shares were electronically issued. If, as of the record date, your shares were held by a broker, dealer, custodian bank or other nominee, and you participate in the rights offering, your broker, dealer, custodian bank or other nominee will be credited with the shares of common stock you purchase in the rights offering as soon as practicable after the completion of the rights offering, and your nominee will credit your account with such shares. Until your shares have been issued in book-entry form or your account is credited with such shares, you may not be able to sell your shares.

After I send in my payment and rights certificate, may I change or cancel my exercise of rights?

No. All exercises of subscription rights are irrevocable, even if you later learn information that you consider to be unfavorable to the exercise of your subscription rights. You should not exercise your subscription rights unless you are certain that you wish to purchase additional shares of our common stock at a subscription price of $0.50 per share.

How many shares of common stock will be outstanding after the rights offering?

As of August 20, 2013, 53,531,627 of our shares of common stock were issued and outstanding. Assuming no other transactions by us involving shares of our common stock, no shares of outstanding nonvoting common stock convert into shares of common stock and no options for shares of our common stock are exercised prior to the expiration of the rights offering, if the rights offering is fully subscribed through the exercise of the subscription rights, then an additional 10,000,000 of our shares of common stock will be issued and outstanding after the closing of the rights offering, for a total of 63,531,627 shares of common stock outstanding. As a result of the rights offering, the ownership interests and voting interests of the existing shareholders that do not fully exercise their basic subscription privileges will be diluted.

Are there risks in exercising my subscription rights?

Yes. The exercise of your subscription rights involves risks. Exercising your subscription rights involves the purchase of additional shares of common stock and should be considered as carefully as you would consider any other equity investment. Among other things, you should carefully consider the risks described in the section entitled “Risk Factors” in this prospectus and the documents incorporated by reference in this prospectus.

If the rights offering is not completed, will my subscription payment be refunded to me?

Yes. The subscription agent will hold all funds it receives in an escrow account until completion of the rights offering. If the rights offering is not completed, all subscription payments received by the subscription agent will be returned promptly, without interest. If you hold shares through a broker, dealer, custodian bank or other nominee, it may take longer for you to receive payment because the subscription agent will return payments through the record holder of your shares.

What fees or charges apply if I purchase the shares of common stock?

We are not charging any fee or sales commission to issue subscription rights to you or to issue shares to you if you exercise your subscription rights. If you exercise your subscription rights through your broker, dealer, custodian bank or other nominee, you are responsible for paying any fees your nominee may charge you.

What are the material U.S. federal income tax consequences of exercising my subscription rights?

For U.S. federal income tax purposes, you should not recognize income or loss upon receipt or exercise of subscription rights. You should consult your tax advisor as to your particular tax consequences resulting from the rights offering. For a more detailed discussion, see the section entitled “Material U.S. Federal Income Tax Consequences.”

What is the public offering?

Concurrently with the rights offering, shares of common stock offered by this prospectus that remain unsubscribed for in the rights offering will be offered to the public at the subscription price of $0.50 per share through Hovde Group, LLC, who we have engaged to act as our sales agent in the public offering. The public offering will be available only to persons identified by Hovde and/or us, and selected by us in our sole discretion. Hovde will act on a “best efforts” basis only and will not have any obligation or commitment to sell any dollar amount or number of shares or to acquire any shares for its own account or with a view to their distribution.

The public offering period will commence concurrently with the rights offering and will expire on the tenth trading day after the expiration of the rights offering, unless we extend it in our sole discretion. However, we will not extend the public offering period beyond an additional ten trading days. We are not requiring a minimum amount of subscriptions to complete the public offering and we reserve the right to accept or reject, in whole or in part, any subscription tendered in the public offering.

During the rights offering period, we will permit prospective investors to submit preliminary nonbinding subscriptions to purchase any shares of our common stock that remain available for issuance following the expiration date of the rights offering. However, a preliminary subscription will not be binding upon an investor until such investor receives a prospectus supplement that sets forth the results of the rights offering and submits an acknowledgement of subscription and its full subscription price for the shares, after the expiration of the rights offering period. For more information, see the section entitled “The Public Offering of Unsubscribed Shares.”

What is the role of Hovde in the rights offering and public offering?

We have engaged Hovde to act as our exclusive financial and marketing advisor in connection with the rights offering. Hovde will also act as our exclusive financial advisor and sales agent in connection with the public offering on a “best efforts” basis only, meaning that Hovde will not have any obligation or commitment to sell any dollar amount or number of shares or to acquire any shares for its own account or with a view to their distribution in the public offering. Hovde is a registered broker-dealer with the Financial Industry Regulatory Authority (FINRA). We have paid to Hovde an advisory fee of $100,000 for financial advisory and marketing services in connection with the rights offering, and will also pay to Hovde for services as sales agent in connection with the public offering a fee equal to 6% of the total gross proceeds we receive for subscriptions accepted by us in the public offering, as well as reimburse Hovde for reasonable out-of-pocket expenses in an amount not to exceed $65,000. We have also agreed to indemnify Hovde and certain affiliated persons of Hovde against certain claims, liabilities and expenses arising in connection with the rights offering and public offering, or contribute to payments they may be required to make in respect thereof.

Whom should I contact if I have other questions?

If you have any questions regarding completing a rights certificate or submitting payment in the rights offering, please contact our subscription agent for the rights offering, Registrar and Transfer Company, at (800) 368-5948 or info@rtco.com. If you have any general questions regarding the rights offering, Bancorp or the Bank, please contact Dan Pake, Managing Director of Hovde, at (323) 395-9969, or Valerie A. Kendall, our Chief Financial Officer, at (904) 421-3040.

For a more complete description of the rights offering, see “The Rights Offering” beginning on page 25.

If you have any questions about the public offering of unsubscribed shares, including with respect to submitting subscription agreements or payments in the public offering, please contact Dan Pake, Managing Director of Hovde, at (323) 395-9969, or Valerie A. Kendall, our Chief Financial Officer, at (904) 421-3040.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere or incorporated by reference into this prospectus. This summary is not complete and may not contain all of the information that you should consider before deciding whether or not you should exercise your rights. You should read the entire prospectus carefully, including the section entitled “Risk Factors” beginning on page 14 of this prospectus and all other information included or incorporated herein by reference in this prospectus in its entirety before you decide whether to exercise your rights.

Jacksonville Bancorp, Inc.

Jacksonville Bancorp, Inc. (“Bancorp”) is a bank holding company headquartered in Jacksonville, Florida, and was incorporated in the State of Florida on October 24, 1997 for the purpose of organizing The Jacksonville Bank (the “Bank”). Bancorp’s only business is the ownership and operation of the Bank. The Bank is a Florida state-chartered commercial bank, and its deposits are insured by the FDIC. The Bank opened for business on May 28, 1999. On November 16, 2010, Bancorp acquired Atlantic BancGroup, Inc. by merger, and on the same date, Atlantic BancGroup, Inc.’s wholly owned subsidiary, Oceanside Bank, merged with and into the Bank. The Bank has approximately 103 employees and provides a variety of community banking services to businesses and individuals through its eight full-service branches in Jacksonville and Jacksonville Beach, Duval County, Florida, as well as “online banking” through its virtual branch. We provide a variety of competitive commercial and retail community banking services to businesses and individuals in the Jacksonville area, including consumer lending, commercial lending, deposit services, cash management services and residential lending.

Our principal executive offices are located at 100 North Laura Street, Suite 1000, Jacksonville, Florida 32202 and our telephone number is (904) 421-3040. Our principal website is www.jaxbank.com. Except for the documents incorporated by reference in this prospectus as described under the heading “Incorporation of Certain Documents by Reference,” the information and other content contained on our website are not incorporated by reference and do not constitute part of this prospectus and should not be relied upon in connection with making any investment in our securities.

Recent Developments

On December 31, 2012, Bancorp closed the sale of 50,000 shares of its Mandatorily Convertible, Noncumulative, Nonvoting, Perpetual Preferred Stock (the “Series A Preferred Stock”) to CapGen and 29 other accredited investors in the Private Placement at a purchase price of $1,000 per share. Included in the 50,000 shares of Series A Preferred Stock sold in the Private Placement were 5,000 shares of Series A Preferred Stock issued to CapGen in exchange for the 5,000 shares of Bancorp’s Noncumulative, Nonvoting, Perpetual Preferred Stock, Series B (the “Series B Preferred Stock”) purchased by CapGen in September 2012 at a purchase price of $1,000 per share. The Private Placement was conducted pursuant to Section 4(a)(2) of the Securities Act and Rule 506 of Regulation D promulgated thereunder. Additional information about the Private Placement is contained in Bancorp’s reports filed with the SEC and has been incorporated by reference into this prospectus.

On February 19, 2013, after receipt of the requisite shareholder approvals, the 50,000 outstanding shares of Series A Preferred Stock automatically converted into an aggregate of 47,640,000 shares of common stock and 52,360,000 shares of Bancorp’s nonvoting common stock, at a conversion price of $0.50 per share and a conversion rate of 2,000 shares of common stock and/or nonvoting common stock for each outstanding share of Series A Preferred Stock.

The Rights Offering

The following summary describes the principal terms of the rights offering, but is not intended to be complete. See the information in the section entitled “The Rights Offering” in this prospectus for a more detailed description of the terms and conditions of the rights offering.

Total number of shares of common stock available in rights offering	10,000,000.

Securities offered	We are distributing to you, at no charge, one nontransferable subscription right for every share of our common stock that you own as of 5:00 p.m., New York time, on the record date, either as a holder of record or, in the case of shares held of record by brokers, dealers, custodian banks or other nominees on your behalf, as a beneficial owner of such shares.

Basic subscription privilege	The basic subscription privilege of each subscription right will entitle you to purchase 2.0002 shares of our common stock at a subscription price of $0.50 per share. We will not issue fractional shares of common stock in the rights offering, and holders will only be entitled to purchase a whole number of shares of common stock, rounded down to the nearest whole number a holder would otherwise be entitled to purchase.

Subscription price	$0.50 per share. To be effective, any payment related to the exercise of a subscription right must clear prior to the expiration of the rights offering.

Oversubscription privilege	If you purchase all of the shares of common stock available to you pursuant to your basic subscription privilege, you may also choose to subscribe for shares of our common stock that are not purchased by other holders through the exercise of their basic subscription privileges. You may subscribe for shares of our common stock pursuant to your oversubscription privilege, subject to limitations and allotment.

Limitations on amount purchased	Unless we otherwise agree in writing, a person or entity, together with related persons or entities, may not exercise subscription rights (including oversubscription privileges) to purchase shares of our common stock that, when aggregated with their existing ownership, would result in such person or entity, together with any related persons or entities, owning 5% or more of our issued and outstanding shares of common stock following the rights offering, or that would otherwise require regulatory approval.

We also reserve the right, in our sole discretion, to limit the number of shares you may purchase pursuant to the oversubscription privilege to four times the aggregate number of shares that you have a right to purchase pursuant to your basic subscription privilege, based on the number of shares of common stock you owned on the record date.

Record date	5:00 p.m., New York time, on August 20, 2013.

Expiration date	5:00 p.m., New York time, on September 20, 2013, unless we extend the rights offering period.

Use of proceeds	Although the actual amount will depend on participation in the rights offering, if the rights offering is fully subscribed, we expect the gross proceeds from the rights offering to be approximately $5 million.

We intend to use the proceeds of the rights offering to provide additional liquidity for working capital and general corporate purposes, mainly for the subsidiary bank.

No transfer	The subscription rights are not transferable.

No board recommendation	Neither our board of directors nor Hovde, our financial advisor, makes any recommendation to you about whether you should exercise any rights. You are urged to make an independent investment decision about whether to exercise your rights based on your own assessment of our business and the rights offering. Please see the section of this prospectus entitled “Risk Factors” for a discussion of some of the risks involved in investing in our common stock.

No revocation	Any exercise of subscription rights is irrevocable, even if you later learn information that you consider to be unfavorable to the exercise of your rights. You should not exercise your subscription rights unless you are certain that you wish to purchase additional shares of common stock at a subscription price of $0.50 per share.

Material U.S. federal income tax consequences	For U.S. federal income tax purposes, you should not recognize income or loss upon receipt or exercise of subscription rights. You should consult your own tax advisor as to your particular tax consequences resulting from the rights offering. For a detailed discussion, see “Material U.S. Federal Income Tax Consequences.”

Extension, cancellation and amendment	We have the option to extend the rights offering and the period for exercising your subscription rights, although we do not presently intend to do so. If we extend the rights offering, we will give oral or written notice to the subscription agent prior to the expiration of the rights offering and will issue a press release announcing such extension no later than 9:00 a.m., New York time, on the next business day after the most recently announced expiration date of the rights offering.

Our board of directors may cancel the rights offering at any time for any reason. In the event that the rights offering is cancelled, all subscription payments received by the subscription agent will be returned promptly, without interest. We also reserve the right to amend or modify the terms of the rights offering.

Procedure for exercising rights	To exercise your subscription rights, you must take the following steps:

•

If you are a registered holder of our shares of common stock, you must deliver payment and a properly completed rights certificate to the subscription agent before 5:00 p.m., New York time, on September 20, 2013. You may deliver the documents and payments by mail or commercial carrier. If regular mail is used for this purpose, we recommend using registered mail, properly insured, with return receipt requested.

•

If you are a beneficial owner of shares that are registered in the name of a broker, dealer, custodian bank or other nominee, or if you would rather an institution conduct the transaction on your behalf, you should instruct your broker, dealer, custodian bank or other nominee to exercise your subscription rights on your behalf and deliver all documents and payments before 5:00 p.m., New York time, on September 20, 2013.

Subscription agent	Registrar and Transfer Company.

Financial and marketing advisor	Hovde Group, LLC. We have also engaged Hovde, a broker-dealer registered with FINRA, to act as our financial advisor and sales agent in connection with the public offering. We have agreed to pay certain fees to, and expenses of, Hovde, as described under “Plan of Distribution” in this prospectus.

Questions	If you have any questions regarding completing a rights certificate or submitting payment in the rights offering, please contact our subscription agent for the rights offering, Registrar and Transfer Company, at (800) 368-5948 or info@rtco.com. If you have any general questions regarding the rights offering, Bancorp or the Bank, please contact Dan Pake, Managing Director of Hovde, at (323) 395-9969, or Valerie A. Kendall, our Chief Financial Officer, at (904) 421-3040.

Shares outstanding before the rights offering	53,531,627 shares of common stock as of August 20, 2013.

Shares outstanding after completion of the rights offering	Assuming that there are no other transactions by us involving shares of our common stock, no shares of outstanding nonvoting common stock convert into shares of common stock, no outstanding options for our common shares are exercised prior to the expiration of the rights offering and the full $5 million is subscribed for in the rights offering, we expect 63,531,627 shares of common stock will be outstanding immediately after completion of the rights offering.

Risk factors	Shareholders considering exercising their subscription rights should carefully consider the risk factors described in the section of this prospectus entitled “Risk Factors,” beginning on page 14.

Fees and expenses	We will pay the fees and expenses relating to the rights offering.

However, if you exercise your subscription rights through your broker, dealer, custodian bank or other nominee, you are responsible for paying any fees your nominee may charge you.

Unsubscribed shares; Public offering	Concurrently with the rights offering, shares of common stock offered by this prospectus that remain unsubscribed for in the rights offering will be offered to the public at the subscription price of $0.50 per share through Hovde Group, LLC, who we have engaged to act as our sales agent in the public offering. This public offering will be available only to persons identified by Hovde and/or us, and selected by us in our sole discretion. We reserve the right to reject, in whole or in part, any subscription tendered in the public offering.

The public offering period for unsubscribed shares will commence concurrently with the rights offering and will expire on the tenth trading day after the expiration of the rights offering, unless we extend it in our sole discretion. However, we will not extend the public offering period beyond an additional ten trading days. We are not requiring a minimum amount of subscriptions to complete the public offering.

We have engaged Hovde to act as our exclusive financial advisor and sales agent in the public offering. Hovde will act on a “best efforts” basis only and will not have any obligation or commitment to sell any dollar amount or number of shares or to acquire any shares for its own account or with a view to their distribution.

During the rights offering period, we will permit prospective investors to submit preliminary nonbinding subscriptions to purchase any shares of our common stock that remain available for issuance following the expiration date of the rights offering. However, a preliminary subscription will not be binding upon an investor until such investor receives a prospectus supplement that sets forth the results of the rights offering and submits an acknowledgement of subscription and its full subscription price for the shares, after the expiration of the rights offering period.

See the section of this prospectus entitled “The Public Offering of Unsubscribed Shares.”

Nasdaq trading symbol	Shares of our common stock are, and we expect that the shares of common stock to be issued in the rights offering and the public offering will be, traded on the Nasdaq Stock Market under the symbol “JAXB.” The last reported sales price of our common stock on the Nasdaq Stock Market on August 20, 2013, the record date, was $0.52. The subscription rights are not transferable and will not be listed.

RISK FACTORS

Investing in our securities involves a high degree of risk. You should carefully consider the specific risks described below, the risks described in our Annual Report on Form 10-K for the fiscal year ended December 31, 2012, the risks described in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2013 and any risks described in our other filings with the Securities and Exchange Commission, pursuant to Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act, before making an investment decision. See the section of this prospectus entitled “Where You Can Find More Information.” Any of the risks we describe below or in the information incorporated herein by reference could cause our business, financial condition, results of operations or future prospects to be materially adversely affected. The market price of our common stock could decline if one or more of these risks and uncertainties develop into actual events and you could lose all or part of your investment. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial also may materially adversely affect our business, financial condition, results of operations or future prospects. Some of the statements in this section of the prospectus are forward-looking statements. For more information about forward-looking statements, please see the section of this prospectus entitled “Special Note Regarding Forward-Looking Statements.”

Risks Related to the Rights Offering and the Public Offering

This rights offering and the public offering may cause the trading price of our common stock to decrease immediately, and this decrease may continue.

The subscription price at which we are selling shares in the rights offering and the public offering is less than some of the recent trading prices in the current quarter. Additionally, the number of shares we propose to issue and ultimately expect to issue if we complete the rights offering and the public offering, may result in an immediate decrease in the market value of the common stock. If the holders of the shares purchased in this offering choose to sell some or all of those shares, the resulting sales could further depress the market price of our common stock.

Any rights holder exercising its subscription right takes the risk that no one else will purchase common shares in this rights offering.

This is a best efforts, no minimum rights offering. There is no commitment by anyone to exercise its right to purchase any of the common shares being offered. Because there is no minimum number of rights that must be exercised or shares that must be sold in this rights offering, we can provide no assurance regarding the amount of capital we will actually raise in this rights offering. We cannot give any assurance that any or all of the rights will be exercised.

The public offering is not underwritten on a firm commitment basis.

While we have retained Hovde as a sales agent to assist us in connection with sales of the common stock in the public offering, Hovde will act on a “best efforts” basis only and will not have any obligation or commitment to sell any dollar amount or number of shares or to acquire any shares for its own account or with a view to their distribution in the public offering. Hovde’s services cannot be construed as any assurance that the public offering will be successful. Because the offering is not underwritten by a broker-dealer on a firm commitment basis, there can be no assurance that all, or even a substantial number, of the shares of common stock we are offering hereby will be sold.

Your ownership interest will be diluted if you do not exercise your subscription rights in the rights offering, and a public offering of unsubscribed shares as described in this prospectus will further reduce the ownership percentage of our current shareholders.

To the extent that you do not exercise your subscription rights and shares are purchased by other shareholders in the rights offering, your proportionate voting interest will be reduced, and the percentage that your original shares represent of our expanded equity after the rights offering will be diluted. In addition, if we do not sell all of the shares offered in the rights offering, any shares sold in the public offering will dilute the ownership interests of our current shareholders.

If you do not act promptly and follow the subscription instructions, your exercise of rights will be rejected.

If you desire to purchase shares of our common stock in this rights offering, you must act promptly to ensure that the subscription agent actually receives all required forms and payments before the expiration of this rights offering at 5:00 p.m., New York City time, on September 20, 2013. If you are a beneficial owner of shares, you must act promptly to ensure that your broker, dealer, custodian bank or other nominee acts for you and that the subscription agent receives all required forms and payments before this rights offering expires. We are not responsible if your nominee fails to ensure that the subscription agent receives all required forms and payments before this rights offering expires. If you fail to complete and sign the rights certificate, other required subscription forms, send an incorrect payment amount, or otherwise fail to follow the subscription procedures that apply to the exercise of your rights before this rights offering expires, the subscription agent will reject your subscription or accept it only to the extent of the payment received before the rights offering expires. Neither we nor our financial advisor or subscription agent undertakes any responsibility or action to contact you concerning an incomplete or incorrect subscription form or payment, nor are we or they under any obligation to correct such forms or payment. We have the sole discretion to determine whether a subscription exercise properly complies with the subscription procedures.

You will not be able to sell the common shares you buy in this rights offering until the shares you elect to purchase are issued to you.

If you purchase shares in this rights offering by submitting a completed and signed rights certificate and payment, we will issue your shares as soon as practicable following the expiration of this rights offering. If your shares are held by a broker, dealer, custodian bank or other nominee and you purchase shares in this rights offering, your nominee will be credited with the shares you purchase and your account will be credited by your nominee. Until the common shares you elect to purchase are issued to you, you may not be able to sell your shares even though the common shares issued in this rights offering are expected to be listed for trading on the Nasdaq Stock Market. The stock price may decline between the time you decide to sell your shares and the time you are actually able to sell your shares.

Since you cannot revoke the exercise of your subscription rights and the market price of our common stock is volatile and may decline after you elect to exercise the subscription rights, you could be committed to buying shares above the market price of our common stock.

The market price of our common stock could be subject to wide fluctuations in response to numerous factors, some of which are beyond our control. These factors include, among other things, actual or anticipated variations in our costs of doing business, operating results and cash flow, the nature and content of our earnings releases and our competitors’ earnings releases, business conditions in our markets and the general state of the securities markets and the market for other financial stocks, changes in capital markets that affect the perceived availability of capital to companies in our industry, governmental legislation or regulation, currency and exchange rate fluctuations, and general economic and market conditions, such as downturns in our economy and recessions.

Your exercise of subscription rights is irrevocable, even if you learn information about us that you consider unfavorable during the rights offering period. The market price of our common stock may decline after you elect to exercise your subscription rights. If you exercise your subscription rights and, afterwards, the public trading market price of our common stock decreases below the subscription price, you will have committed to buying shares of our common stock at a price above the prevailing market price and could have an immediate unrealized loss. Our common stock is traded on the Nasdaq Stock Market under the ticker symbol “JAXB,” and the closing sale price of our common stock on August 20, 2013, as reported by the Nasdaq Stock Market, was $0.52 per share. Moreover, following the exercise of your subscription rights you may not be able to sell your common stock at a price equal to or greater than the subscription price. We will not pay you interest on any funds delivered to the subscription agent pursuant to the exercise of subscription rights.

The subscription price determined for this rights offering and public offering may not be indicative of the value of our common stock.

Our board of directors determined the subscription price of the common stock after reviewing a variety of factors. The subscription price does not necessarily bear any relationship to the book value of our assets or our past operations, cash flows, losses, financial condition, net worth or any other established criteria used to value securities. After the completion of the offerings, you may not be able to dispose of any shares of common stock that you purchase in the offerings at a price at or above the price that you pay in the offerings. The value of our common stock may also be subject to significant fluctuations in response to our future operating results and other factors.

Neither our board of directors nor our financial advisor has made any recommendation with regard to whether or not you should purchase shares in the rights offering or the public offering.

Neither our board of directors nor our financial advisor, Hovde, makes any recommendation regarding your exercise of subscription rights or your purchase of shares in the rights offering or the public offering. Shareholders who participate in the offering risk the loss of their entire investment. We cannot assure you that the market price of our common stock will be above the subscription price or that anyone purchasing shares at the subscription price will be able to sell those shares in the future at the same price or a higher price.

Because our management will have broad discretion over the use of the net proceeds from this rights offering, you may not agree with how we use the proceeds.

While we currently anticipate that we will use the net proceeds of this rights offering for working capital and general corporate purposes, our management may allocate the proceeds as it deems appropriate. Accordingly, you will be relying on the judgment of our management with regard to the use of the proceeds of this rights offering, and you will not have the opportunity, as part of your investment decision, to influence how the proceeds are being used.

Significant sales of our common stock, or the perception that significant sales may occur in the future, could adversely affect the market price for our common stock.

The sale of substantial amounts our common stock could adversely affect the price of these securities. Sales of substantial amounts of our common stock in the public market, and the availability of shares for future sale, including up to 10 million shares of our common stock to be issued in the rights offering and/or the public offering, could adversely affect the prevailing market price of our common stock and could cause the market price of our common stock to remain low for a substantial amount of time. Additionally, Bancorp is contractually obligated to issue equity awards representing 1.5 million shares of common stock to an executive officer, and additional equity awards may also be granted under Bancorp’s stock incentive plan. We cannot foresee the impact of such potential sales on the market, but it is possible that if a significant percentage of such available shares were attempted to be sold within a short period of time, the market for our shares would be adversely affected. It is also unclear whether or not the market for our common stock could absorb a large number of attempted sales in a short period of time, regardless of the price at which they might be offered. Even if a substantial number of sales do not occur within a short period of time, the mere existence of this “market overhang” could have a negative impact on the market for our common stock and our ability to raise additional capital.

We may cancel the rights offering at any time, and neither we nor the subscription agent will have any obligation to you except to return your exercise payments.

We may, in our sole discretion, decide not to continue with the rights offering or cancel the rights offering. If the rights offering is cancelled, all subscription payments received by the subscription agent will be returned promptly, without interest.

The rights offering does not have a minimum amount of proceeds, which means that if you exercise your rights, you will acquire additional shares of our common stock when we may require additional capital.

There is no minimum amount of proceeds required to complete the rights offering. In addition, an exercise of your subscription rights is irrevocable. Therefore, if you exercise the basic subscription privilege or the oversubscription privilege, but we do not raise the desired amount of capital in this rights offering and the rights offering is not fully subscribed, you may be investing in a company that may require additional capital.

Risks Related to Our Common Stock

We may issue additional shares of capital stock, which may dilute the interests of our shareholders, and may adversely affect the market value of our securities.

We are currently authorized to issue up to 400.0 million shares of common stock, 100.0 million shares of nonvoting common stock, and 10.0 million shares of preferred stock, of which 53,531,627 shares, 52,360,000 shares and no shares, respectively, were issued and outstanding as of August 20, 2013. Our board of directors has the authority, and in certain circumstances without shareholder approval, to issue all or part of the authorized but unissued common stock or nonvoting common stock, and to establish the terms of any series of preferred stock. Any authorized but unissued shares could be issued on terms or in circumstances that could dilute the interests of other shareholders, including the book value of each share of our common stock and nonvoting common stock.

Our common stock is thinly traded and, therefore, shareholders and investors may have difficulty selling shares.

Our common stock is thinly traded, which can be more volatile than stock trading in an active public market. We cannot predict the extent to which an active public market for our common stock will develop or be sustained. As a consequence, there may be periods of several days or more when trading activity in our shares is minimal or non-existent, and our shareholders may not be able to sell their shares at the volumes, prices, or times that they desire, or at all.

We do not anticipate paying dividends for the foreseeable future.

We do not anticipate that dividends will be paid on our common stock or nonvoting common stock for the foreseeable future and intend to retain all earnings, if any, to support our business. Future dividend payments will depend on our internal dividend policy, earnings, capital and regulatory requirements, financial condition, and other factors considered relevant by our board of directors.

A Florida state-chartered commercial bank may not pay cash dividends that would cause the bank’s capital to fall below the minimum amount required by federal or state law. Accordingly, commercial banks may only pay dividends out of the total of current net profits plus retained net profits of the preceding two years to the extent it deems expedient, except as follows: No bank may pay a dividend at any time that the total of net income for the current year, when combined with retained net income from the preceding two years, produces a loss. The Bank met this restriction in 2012 and 2011 as our net loss for the years ended December 31, 2012 and 2011 combined with retained earnings from the preceding two years produced a loss. The future ability of the Bank to pay dividends to Bancorp will also depend in part on the FDIC capital requirements in effect at such time and our ability to comply with such requirements.

The market price of our common stock may be volatile, and if we do not maintain a minimum bid price of $1.00, we may be subject to delisting from the Nasdaq Stock Market.

The market price of our common stock is subject to fluctuations as a result of a variety of factors, some of which may be beyond our control. Factors affecting the volatility of the trading price of our common stock include:

•	quarterly variations in our operating results or those of other banking institutions;

•	changes in local, regional and national economic conditions, financial markets or the banking industry;

•	announcements of new products or services by us or our competitors; and

•	other developments affecting us or other financial institutions.

The trading volume of our common stock is limited, which may increase the volatility of the market price for our stock. In addition, the stock market has experienced significant price and volume fluctuations in recent years. This volatility has had a significant effect on the market prices of securities issued by many companies for reasons not necessarily related to the operating performance of these companies. These broad market and industry factors may seriously harm the market price of our common stock, regardless of our operating performance. For example, the trading price of our common stock could decline in reaction to events that negatively affect other companies in our industry even if these events do not directly affect us at all. In the past, many companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be a target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management’s attention from other business concerns, which could seriously harm our business.

In addition, the Nasdaq Stock Market imposes certain standards that a company must satisfy in order to maintain the listing of its securities on the Nasdaq Stock Market. Among other things, these standards require that the bid price of the common stock of listed companies be at least $1.00 per share, which we refer to as the “Minimum Bid Price Rule”. On May 29, 2013, we received notice from the Listing Qualifications staff of the Nasdaq Stock Market stating that we no longer complied with the Minimum Bid Price Rule. Under Nasdaq rules, we will be provided an initial grace period of 180 days, or until November 25, 2013, to regain compliance with the Minimum Bid Price Rule by maintaining the closing bid price of our common stock at or above $1.00 per share for a minimum of 10 consecutive business days. If we do not regain compliance with the Minimum Bid Price Rule by November 25, 2013, we may be eligible for an additional grace period of 180 days if we satisfy all of the requirements, other than the Minimum Bid Price Rule, for listing on The Nasdaq Capital Market. If we are not able to regain compliance with the Minimum Bid Price Rule, our common stock could be subject to delisting from the Nasdaq Stock Market. We intend to continue monitoring the bid price for our common stock and will consider available options to resolve the deficiency and regain compliance with the Minimum Bid Price Rule.

Because of the volatility in the closing price of our common stock, and considering the initial conversion price of $0.50 per share for the Series A Preferred Stock issued in the Private Placement, our board of directors sought and received approval from Bancorp’s shareholders to effect a reverse stock split, in the board’s discretion, which may have the effect of increasing the market price of the common stock. However, there can be no assurance that a reverse stock split, or any other measures taken by the board of directors to increase the market price of the common stock, will result in the intended benefits. The market price of our common stock is affected by a variety of other factors, such as our financial results, general market conditions and the market perception of our business, any of which may adversely affect the market price of our common stock. Accordingly, the total market capitalization of our common stock after a reverse stock split or any similar measures may be lower than the total market capitalization beforehand.

Shares of capital stock are not an insured deposit.

Shares of our common stock are not a bank deposit and are not insured or guaranteed by the FDIC or any other government agency. Investment in our capital stock is subject to investment risk, which could result in a loss of the entire investment.

SELECTED HISTORICAL FINANCIAL INFORMATION

The selected consolidated financial data presented below is derived in part from our consolidated financial statements, and should be read in conjunction with those consolidated financial statements and the accompanying notes. The information as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010 is derived in part from the audited consolidated financial statements incorporated by reference into this prospectus. The information as of December 31, 2010, 2009 and 2008 and for the years ended December 31, 2009 and 2008 is derived in part from audited consolidated financial statements that do not appear in this prospectus. The ratios and other data presented are unaudited and have been derived from our records. Information presented for the years ended December 31, 2012, 2011 and 2010 reflect the merger with Atlantic BancGroup, Inc. on November 16, 2010.

(dollars in thousands, except share and per share data)	2012(1)	2011	2010	2009	2008
Financial Condition Data:
Cash and cash equivalents	$72,079	$9,955	$20,297	$5,647	$10,148
Securities, available-for-sale and held to maturity	83,985	63,140	62,356	22,171	29,734
Loans held-for-sale	—	—	13,910	—	—
Loans, net	377,833	449,583	499,696	384,133	374,993
Goodwill	—	3,137	12,498	—	—
Other intangible assets, net	1,260	1,774	2,376	—	—
All other assets	29,900	33,836	40,700	26,860	19,124

Total assets	$565,057	$561,425	$651,833	$438,811	$433,999

Total deposits	490,021	473,907	562,187	370,635	345,544
Total borrowings	38,466	55,837	34,886	39,777	60,550
Other liabilities	2,994	2,337	2,901	1,131	1,060
Shareholders’ equity	33,576	29,344	51,859	27,268	26,845

Total liabilities and shareholders’ equity	$565,057	$561,425	$651,833	$438,811	$433,999

Operations Data:
Total interest income	$26,252	$30,744	$23,962	$23,204	$25,563
Total interest expense	5,256	7,016	8,282	9,729	13,560

Net interest income	20,996	23,728	15,680	13,475	12,003
Provision for loan losses	37,994	12,392	16,988	4,361	3,570

Net interest income (loss)	(16,998)	11,336	(1,308)	9,114	8,433

Noninterest income	1,503	1,531	1,174	841	1,178
Noninterest expenses	27,726	30,152	17,124	9,983	9,805

(Loss) income before income tax (benefit) expense	(43,221)	(17,285)	(17,258)	(28)	(194)
Income tax (benefit) expense	(173)	6,774	(5,816)	(104)	(229)

Net (loss) income	$(43,048)	$(24,059)	$(11,442)	$76	$35

Per Share Data:
Basic (loss) earnings per common share	$(7.31)	$(4.09)	$(5.07)	$0.04	$0.02
Diluted (loss) earnings per common share	$(7.31)	$(4.09)	$(5.07)	$0.04	$0.02
Dividends declared per share	—	—	—	—	—
Total common shares outstanding at end of year	5,890,880	5,889,822	5,888,809	1,749,243	1,748,599

(dollars in thousands, except share and per share data)	2012(1)	2011	2010	2009	2008
Ratios and Other Data:
Return on average assets	(7.55)%	(3.93)%	(2.42)%	0.02%	0.01%
Return on average equity	(188.47)%	(44.53)%	(37.52)%	0.28%	0.13%
Average equity to average assets	4.01%	8.82%	6.46%	6.22%	6.40%
Interest rate spread during the period	3.67%	3.96%	3.28%	2.89%	2.46%
Net yield on average interest-earning assets	3.86%	4.19%	3.52%	3.23%	2.97%
Noninterest expenses to average assets	4.87%	4.92%	3.62%	2.30%	2.33%
Average interest-earning assets to average interest-bearing liabilities	1.20	1.19	1.13	1.15	1.15
Nonperforming loans and foreclosed assets as a percentage of total assets(2)	5.26%	9.77%	6.25%	2.91%	2.89%
Allowance for loan losses as a percentage of total loans(2)	5.07%	2.82%	2.55%	1.75%	1.24%
Total number of banking offices(3)	8	8	9	5	5

(1)	Amounts presented as of and for the year ended December 31, 2012 included the impact of the Private Placement and the asset sale completed on December 31, 2012.
(2)	Nonperforming loans and total loans exclude amounts classified as loans held-for-sale as of December 31, 2010.
(3)	Represents banking offices operating as of December 31st of each year.

USE OF PROCEEDS

The net proceeds from the sale of the shares of common stock in the offerings will depend upon the number of shares of common stock purchased. Assuming the sale of all the shares of common stock offered in the offerings at a subscription price of $0.50 per share, the net proceeds will be approximately $4.5 million, after deducting our estimated offering expenses. We expect that the total net proceeds will be used to provide additional liquidity for working capital and for general corporate purposes, mainly for the subsidiary bank.

CAPITALIZATION

The following table describes capitalization as of June 30, 2013, on an actual basis and as adjusted to give effect to the issuance and sale of 10 million shares of common stock in this offering, net of $0.5 million in estimated offering expenses, or 100% participation in this offering. Because this rights offering does not have a minimum offering amount, additional pro forma information is presented in the table below to give effect to the issuance of only 5 million shares of common stock, or 50% participation in the offering, and the issuance of only 2.5 million shares of common stock in this offering, or 25% participation in the offering.

The following data should be read in conjunction with the financial information included in this prospectus or incorporated herein by reference, including our historical financial statements and related notes.

	June 30, 2013
(Dollars in thousands)	Actual	Pro Forma 100% Participation	Pro Forma 50% Participation	Pro Forma 25% Participation
Assets:
Cash and cash equivalents(1)	$42,799	$47,263	$44,838	$43,626
Securities available-for-sale	83,234	82,234	82,234	82,234
Net loans	364,649	364,649	364,649	364,649
Other assets	31,751	31,751	31,751	31,751

Total assets	$522,433	$526,897	$524,472	$523,260

Liabilities and Shareholders’ Equity
Liabilities:
Deposits	$449,254	$449,254	$449,254	$449,254
Borrowings	38,487	38,487	38,487	38,487
Other liabilities	2,659	2,659	2,659	2,659

Total liabilities	490,400	490,400	490,400	490,400

Shareholders’ Equity:
Preferred stock	—	—	—	—
Voting common stock	535	635	585	560
Nonvoting common stock	524	524	524	524
Additional paid-in capital	132,868	137,232	134,857	133,670
Retained earnings (deficit)	(101,500)	(101,500)	(101,500)	(101,500)
Accumulated other comprehensive income	(394)	(394)	(394)	(394)

Total equity	32,033	36,497	34,072	32,860

Total liabilities and shareholders’ equity	$522,433	$526,897	524,472	523,260

Capital Ratios: Consolidated
Total capital to risk-weighted assets	13.63%	14.95%	14.23%	13.88%
Tier 1 (Core) capital to risk-weighted assets	10.96%	12.66%	11.73%	11.27%
Tier 1 (core) capital to average assets	8.13%	9.28%	8.66%	8.35%

(1)

Pro forma information reflects net proceeds from the offering of approximately $4.5 million, net of estimated offering expenses of $0.5 million, $2.0 million, net of estimated offering expenses of $0.5 million, and $0.8 million, net of offering expenses of $0.4 million, based on subscription rates of 100%, 50%, and 25%, respectively.

DILUTION

The table below illustrates the effects of the shares of common stock offered hereby on the net tangible book value per common share. Net tangible book value per common share is determined by subtracting our total liabilities from our total tangible assets, less preferred stock equity (if applicable), and dividing the remainder by the aggregate number of shares of common stock and nonvoting common stock outstanding.

On February 19, 2013, all outstanding shares of Bancorp’s Series A Preferred Stock issued in conjunction with the Private Placement were converted into an aggregate of 100 million shares of common stock and nonvoting common stock. As a result of the conversion of the Series A Preferred Stock, the net tangible book value for existing shareholders as of December 31, 2012 increased from $13.8 million to $32.3 million, while the net tangible book value per share decreased from $2.34 per common share (based upon 5,890,880 shares of common stock outstanding) to $0.31 per common share (based upon 105,890,880 shares of common stock and nonvoting common stock outstanding). Because the offering price of the Private Placement was $0.50 per share, investors in the Private Placement experienced an immediate dilution of $(0.19) per common share.

As of June 30, 2013, our net tangible book value was $31.0 million, or $0.29 per common share (based upon total shares outstanding of 105,891,627). Assuming the aggregate offering amount of 10 million shares is sold, and after deducting estimated offering expenses payable by us in the amount of $0.5 million, the estimated net proceeds from the offering will be $4.5 million. Based on the estimated net proceeds from the offering, our pro forma net tangible book value as of June 30, 2013 would have been approximately $35.5 million, or $0.31 per share. On a per common share basis, this represents an immediate increase in the net tangible book value to existing shareholders of $0.02.

The following table presents the pro forma impact of this offering on the net tangible book value per common share as of June 30, 2013.

	June 30, 2013
(Dollars in thousands, except share and per share amounts)	Actual	Pro Forma
Net Tangible Book Value Per Common Share:
Net Tangible book value(1)	$30,988	$35,452
Total shares outstanding	105,891,627	115,891,627

Tangible book value per common share	$0.29	$0.31

(1)	Pro forma information reflects net proceeds from the offering of approximately $4.5 million, net of estimated offering expenses of $0.5 million.

Because the subscription price of $0.50 per share of common stock offered hereby is greater than the pro forma net tangible book value per common share after the offering, the purchasers of the common stock in this offering will experience immediate dilution in the net tangible book value per common share in an amount equal to $(0.19). This dilution is consistent with that experienced by shareholders that resulted from the Private Placement, as discussed above.

The following table presents the average price per common share anticipated to be paid by investors in this offering, based on 100% participation, as compared to the average price per share paid by investors in the Private Placement on an as-converted basis. Average price per common share is calculated as total consideration paid, net of offering expenses, divided by the total shares purchased. Total consideration paid is calculated as the number of shares purchased multiplied by the subscription price (or conversion price, in the Private Placement) of $0.50 per share.

(Dollars in thousands, except share and per share amounts)	Private Placement		Pro Forma 100% Participation
Average Price Per Common Share:
Total consideration paid, net	$46,940	(1)	$4,464	(2)
Total shares purchased	100,000,000		10,000,000
Average Price Per Share	$0.47		$0.45

(1)

Total consideration paid in the Private Placement was $46.9 million, net of offering expenses of $3.1 million. Amount includes consideration received in the amount of $1.8 million related to the conversion of loans from related parties to equity.

(2)	Pro forma information reflects net proceeds from the offering of $4.5 million, net of estimated offering expenses of $0.5 million.

THE RIGHTS OFFERING

The Subscription Rights

We are distributing, at no charge, to the record holders of our shares of common stock as of August 20, 2013, the record date (other than the Excluded Shareholders), nontransferable subscription rights to purchase shares of our common stock at a subscription price of $0.50 per share. The subscription rights will entitle the holders of our common stock (other than the Excluded Shareholders) to purchase an aggregate of approximately 10 million shares of our common stock.

Each eligible holder of record of shares of our common stock will receive one subscription right for each share of common stock owned by such holder as of 5:00 p.m., New York time, on the record date. Each subscription right will entitle the holder to a basic subscription privilege and an oversubscription privilege.

We intend to keep the rights offering open until September 20, 2013, unless our board of directors, in its sole discretion, extends the offering.

Basic Subscription Privilege

With your basic subscription privilege, each right entitles you to purchase 2.0002 shares of our common stock, upon delivery of the required documents and payment of the subscription price of $0.50 per share, prior to the expiration of the rights offering. You will receive one subscription right for each share of our common stock you owned as of 5:00 p.m., New York time, on the record date. You may exercise all or a portion of your basic subscription privilege; however, if you exercise less than your full basic subscription privilege, you will not be entitled to purchase shares under your oversubscription privilege.

We will not issue fractional shares of common stock in the rights offering, and holders will only be entitled to purchase a whole number of shares of common stock, rounded down to the nearest whole number a holder would otherwise be entitled to purchase, with the total subscription payment being adjusted accordingly. Any excess subscription payments received by the subscription agent will be returned promptly, without interest.

Oversubscription Privilege

If you purchase all of the shares of our common stock available to you pursuant to your basic subscription privilege, you may also choose to purchase a portion of the shares of our common stock that are not purchased by other shareholders through the exercise of their respective basic subscription privileges, subject to certain limitations and allotment. We can provide no assurances that you will actually be entitled to purchase any shares of common stock upon the exercise of your oversubscription privilege. However, if sufficient shares of common stock are available, we will seek to honor your oversubscription request in full (subject to the limitations described in this prospectus).

In order to properly exercise your oversubscription privilege, you must deliver the subscription payment related to your oversubscription privilege prior to the expiration of the rights offering. Because we will not know the total number of unsubscribed shares prior to the expiration of the rights offering, if you wish to maximize the number of shares you purchase pursuant to your oversubscription privilege, you will need to deliver payment in an amount equal to the aggregate subscription price for the maximum number of shares of our common stock that may be available to you (i.e., for the maximum number of shares of common stock available to you, assuming you exercise all of your basic subscription privilege and are allotted the full amount of your oversubscription as elected by you).

If oversubscription requests exceed the number of shares of common stock available for sale in the rights offering, we will allocate the available shares of common stock among shareholders who oversubscribed on a pro rata basis, by multiplying the number of shares requested by each shareholder through the exercise of its oversubscription privilege by a fraction that equals (x) the number of shares available to be issued through oversubscription privileges divided by (y) the total number of shares requested by all shareholders through the exercise of their oversubscription privileges. By way of example:

10,000 shares remain unsubscribed following the exercise of all of the basic subscription privileges by our shareholders. Two shareholders exercised their basic subscription privileges in full and have each subscribed for additional shares of our common stock pursuant to his oversubscription privilege. Shareholder A has subscribed for an additional 15,000 shares of our common stock. Shareholder B has subscribed for an additional 5,000 shares of our common stock. According to the oversubscription privilege formula above, Shareholder A and B would receive the following:

•	Shareholder A: 15,000 x (10,000/20,000) = 7,500 shares

•	Shareholder B: 5,000 x (10,000/20,000) = 2,500 shares

We will credit the account of each rights holder with shares of our common stock purchased pursuant to the exercise of the oversubscription right as soon as practicable after the rights offering has expired. We will honor oversubscription privilege requests prior to accepting any subscriptions in the public offering.

To the extent the aggregate subscription price of the maximum number of unsubscribed shares available to you pursuant to the oversubscription privilege is less than the amount you actually paid in connection with the exercise of the oversubscription privilege, you will be allocated only the number of unsubscribed shares available to you, and any excess subscription payments received by the subscription agent will be returned to you, without interest, as soon as practicable. To the extent the amount you actually paid in connection with the exercise of the oversubscription privilege is less than the aggregate subscription price of the maximum number of unsubscribed shares available to you pursuant to the oversubscription privilege, you will be allocated the number of unsubscribed shares for which you actually paid in connection with the oversubscription privilege.

Limitations on Amount You May Purchase

Unless we otherwise agree in writing, you, together with the following persons, may not exercise subscription rights (including the oversubscription privilege) to purchase shares of our common stock which, when aggregated with your existing ownership, would result in you, together with the following persons, owning 5% or more of our issued and outstanding shares of common stock following the rights offering:

•

your immediate family, including your spouse, father, mother, stepfather, stepmother, brother, sister, stepbrother, stepsister, son, daughter, stepson, stepdaughter, grandparent, grandson, granddaughter, father-in-law, mother-in-law, brother-in-law, sister-in-law, son-in-law, daughter-in-law, and the spouse of any of the foregoing;

•	companies, partnerships, trusts, or other entities in which you are a trustee, have a controlling beneficial interest or hold a senior management position; or

•	other persons who may be your associates or persons acting in concert with you.

The term “associate” is used above to indicate any of the following relationships with a person:

•

any corporation or organization, other than the company or a subsidiary thereof, of which a person is a senior officer or partner, or beneficially owns, directly or indirectly, 10% or more of any class of equity securities of the corporation or organization;

•

any trust or other estate, if the person has a substantial beneficial interest in the trust or estate or is a trustee or fiduciary of the estate (although a person who has a substantial beneficial interest in one of our tax-qualified or non-tax-qualified employee plans, or who is a trustee or fiduciary of the plan is not an associate of the plan, and our tax-qualified employee plans are not associates of a person);

•	any person who is related by blood or marriage to such person and who is a director or senior officer of the company or a subsidiary thereof; and

•	any person acting in concert with the persons or entities specified above.

A person or company that acts in concert with another person or company (“other party”) shall also be deemed to be acting in concert with any person or company who is also acting in concert with that other party, except that our tax-qualified employee plan will not be deemed to be acting in concert with its trustee or a person who serves in a similar capacity solely for the purpose of determining whether stock held by the trustee and stock held by the plan will be aggregated.

In addition, we will not issue shares of common stock pursuant to the exercise of basic subscription privileges or oversubscription privileges to any shareholder who, in our sole opinion, could be required to obtain prior clearance or approval from or submit a notice to any state or federal bank regulatory authority to acquire, own, or control such shares, or if other regulatory approvals may be required. If we elect not to issue shares in such case, such shares will become available to satisfy any oversubscription by other shareholders pursuant to oversubscription privileges.

We also reserve the right, in our sole discretion, to limit the number of shares you may purchase pursuant to the oversubscription privilege to four times the aggregate number of shares that you have a right to purchase pursuant to your basic subscription privilege, based on the number of shares of common stock you owned on the record date.

Uncertificated Delivery of Shares of Common Stock Acquired in the Rights Offering

All shares of our common stock that you purchase in the rights offering will be issued electronically in book-entry (uncertificated) form. If you are a shareholder of record as of the record date and purchase shares in the rights offering by submitting a rights certificate and payment, we will issue the new shares as soon as practicable after the completion of the rights offering, and you will receive confirmation from the subscription agent by mail that your shares were electronically issued. If, as of the record date, your shares were held by a custodian bank, broker, dealer or other nominee, and you participate in the rights offering, your custodian bank, broker, dealer or other nominee will be credited with the shares of common stock you purchase in the rights offering as soon as practicable after the completion of the rights offering, and your nominee will credit your account with such shares. Until your shares have been issued in book-entry form or your account is credited with such shares, you may not be able to sell your shares.

Reasons for the Rights Offering

We are making the rights offering to provide our shareholders the opportunity to participate in this transaction at the same value (on an as-converted basis) that the investors in the Private Placement purchased shares of convertible Series A Preferred Stock in December 2012, which were subsequently converted into shares of our common stock and nonvoting common stock, and to offer our current shareholders the opportunity to minimize the dilution of their ownership interest in Bancorp resulting from the Private Placement.

Also, prior to approving the rights offering, our board of directors considered our current and expected liquidity requirements, our expected results of operations, current market conditions, and business and capital-raising opportunities, as well as the dilution of the ownership percentage of the current holders of our common stock that may be caused by the rights offering if such holders do not exercise their rights in full.

After weighing the factors discussed above and the effect of the $5.0 million in additional capital, before expenses, that may be generated by the sale of shares pursuant to the rights offering, our board of directors determined that the rights offering is in the best interests of Bancorp and its shareholders. Although we believe that the rights offering will strengthen our financial condition, our board of directors and financial advisor are not making any recommendation as to whether you should exercise your subscription rights.

Effect of Rights Offering on Existing Shareholders

The ownership interests and voting interests of the existing shareholders that do not fully exercise their basic subscription privileges will be diluted. Because the Excluded Shareholders have waived their rights to participate in the rights offering and will not receive subscription rights, the rights offering will provide an opportunity for eligible shareholders participating in the rights offering to increase their relative percentage ownership interests and voting interests in Bancorp. Accordingly, the rights offering will also have the effect of diluting the ownership interests and voting interests of the Excluded Shareholders.

Method of Exercising Subscription Rights

The exercise of subscription rights is irrevocable and may not be cancelled or modified. You may exercise your subscription rights as follows:

Subscription by Registered Holders

If you are a record holder of our common stock, the number of rights you may exercise pursuant to the basic subscription privilege will be indicated on the rights certificate delivered to you. You may exercise your subscription rights by (i) properly completing and executing the rights certificate and forwarding it to the subscription agent at the address set forth below in this section under the heading “Subscription Agent,” and (ii) delivering your full subscription payment to the subscription agent through the method described below in this section under the heading “Payment Method,” each prior to the expiration of the rights offering.

Subscription by DTC Participants

We expect that the exercise of your subscription rights may be made through the facilities of DTC. If your subscription rights are held of record through DTC, you may exercise your subscription rights by instructing DTC, or having your broker instruct DTC, to transfer your subscription rights from your account to the account of the subscription agent, together with certification as to the aggregate number of subscription rights you are exercising and the number of shares of our common stock you are subscribing for under your basic subscription privilege and your oversubscription privilege, if any, and by delivering your full subscription payment to the subscription agent.

Subscription by Beneficial Owners

If you are a beneficial owner of our shares of common stock that are registered in the name of a broker, dealer, custodian bank or other nominee, you will not receive a rights certificate. Instead, one subscription right will be issued to the nominee record holder for each share of our common stock that you own as of the record date. We will ask your record holder to notify you of the rights offering. If you are not contacted by your broker, dealer, custodian bank or other nominee, you should promptly contact your broker, dealer, custodian bank or other nominee in order to subscribe for shares of our common stock in the rights offering.

If you hold your shares of our common stock in the name of a broker, dealer, custodian bank or other nominee, your nominee must exercise the subscription rights on your behalf in accordance with your instructions. Your nominee may establish a deadline that may be before the 5:00 p.m., New York time, September 20, 2013 expiration date we have established for the rights offering, by which you must provide it with your instructions to exercise your subscription rights and pay for your shares.

If you have any questions regarding completing a rights certificate or submitting payment in the rights offering, please contact our subscription agent for the rights offering, Registrar and Transfer Company, at (800) 368-5948 or info@rtco.com.

Payment Method

Payments must be submitted to the subscription agent and be made in full in U.S. currency by:

•	personal check payable to “Registrar and Transfer Company,” the subscription agent, drawn upon a U.S. bank;

•	certified check payable to “Registrar and Transfer Company,” drawn upon The Jacksonville Bank; or

•	wire transfer of immediately available funds to the following escrow account maintained by the subscription agent:

BANK NAME: TD Bank

ABA#: 031-201-360

ACCOUNT NAME: Registrar and Transfer Company, Rights Offering Agent for Jacksonville Bancorp, Inc.

ESCROW ACCOUNT #: 276-053-5977

REFERENCE: [Insert shareholder (your) name]

ATTENTION: Reorganization Department

Any wire transfer should reference the “Registrar and Transfer Company, as Rights Offering Agent for Jacksonville Bancorp” and should clearly indicate the identity of the shareholder who is paying the subscription price by wire transfer. The address for TD Bank is 6000 Atrium Way, Mt. Laurel, NJ 08054.

Payments made by check, as described above, should be delivered to Registrar and Transfer Company, the subscription agent, as follows:

If by mail, to:	If by hand or overnight courier, to:

P.O. Box 645 Cranford, NJ 07016	10 Commerce Drive Cranford, NJ 07016

Payment received after the expiration of the rights offering will not be honored, and the subscription agent will return your payment to you, without interest, as soon as practicable. The subscription agent will be deemed to receive payment upon:

•	receipt by the subscription agent and clearance of a personal check drawn upon a U.S. bank;

•	receipt by the subscription agent of a certified check drawn upon The Jacksonville Bank; or

•	receipt of collected funds in the subscription agent’s escrow account.

Please note that funds paid by personal check may take up to seven or more business days to clear. Accordingly, if you wish to pay by means of a personal check, we urge you to make payment sufficiently in advance of the expiration date to ensure that the subscription agent receives cleared funds before that time. We also urge you to consider payment by means of a certified check drawn on The Jacksonville Bank or by wire transfer, in order to expedite receipt of your payment.

You should read the instruction letter accompanying the rights certificate carefully and strictly follow it. DO NOT SEND RIGHTS CERTIFICATES OR PAYMENTS TO US. We will not consider your subscription received until the subscription agent has received delivery of a properly completed and duly executed rights certificate and payment of the full subscription amount. The risk of delivery of all documents and payments is borne by you or your nominee, not by the subscription agent or us.

The method of delivery of rights certificates and payment of the subscription amount to the subscription agent will be at the risk of the holders of subscription rights. If sent by mail, we recommend that you send certificates and payments by overnight courier or by registered mail, properly insured, with return receipt requested, and that a sufficient number of days be allowed to ensure delivery to the subscription agent and clearance of payment prior to the expiration of the rights offering.

Medallion Guarantee May Be Required

Your signature on each rights certificate must be guaranteed by an “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 of the Exchange Act, subject to any standards and procedures adopted by the subscription agent, unless:

•

your subscription rights certificate provides that shares are to be delivered to you as record holder of those subscription rights to your address of record, as imprinted on the face of the rights certificate; or

•	you are an eligible institution.

You can obtain a signature guarantee from a financial institution — such as a commercial bank, savings, bank, credit union or broker dealer — that participates in one of the Medallion signature guarantee programs. The three Medallion signature guarantee programs are the following:

•	Securities Transfer Agents Medallion Program (STAMP) whose participants included more than 7,000 U.S. and Canadian financial institutions.

•	Stock Exchanges Medallion Program (SEMP) whose participants include the regional stock exchange member firms and clearing and trust companies.

•	New York Stock Exchange Medallion Signature Program (MSP) whose participants include NYSE member firms.

If a financial institution is not a member of a recognized Medallion signature guarantee program, it would not be able to provide signature guarantees. Also, if you are not a customer of a participating financial institution, it is likely the financial institution will not guarantee your signature. Therefore, the best source of a Medallion Guarantee would be a bank, savings and loan association, brokerage firm, or credit union with whom you do business. The participating financial institution will use a Medallion imprint or stamp to guarantee the signature, indicating that the financial institution is a member of a Medallion signature guarantee program and is an acceptable signature guarantor.

Subscription Agent

The subscription agent for this offering is Registrar and Transfer Company. Subscription documents and rights certificates should delivered to Registrar and Transfer Company as follows:

If by mail, to:	If by hand or overnight courier, to:

P.O. Box 645 Cranford, NJ 07016	10 Commerce Drive Cranford, NJ 07016

You are solely responsible for completing delivery to the subscription agent of your subscription materials. The subscription materials are to be received by the subscription agent on or prior to 5:00 p.m., New York time, on September 20, 2013. We urge you to allow sufficient time for delivery of your subscription materials to the subscription agent. If you deliver subscription materials in a manner different from those described in this prospectus, we may not honor the exercise of your subscription rights.

Missing or Incomplete Subscription Information

If you do not indicate the number of subscription rights being exercised, or the subscription agent does not receive the full subscription payment for the number of subscription rights that you indicate are being exercised, then you will be deemed to have exercised the maximum number of subscription rights that may be exercised with the aggregate subscription payment you delivered to the subscription agent. If the subscription agent does not apply your full subscription payment to your purchase of our shares of common stock, any excess subscription payment received by the subscription agent will be returned promptly, without interest.

Expiration Date, Extensions

The subscription period, during which you may exercise your subscription rights, expires at 5:00 p.m., New York time, on September 20, 2013, which is the expiration of the rights offering. If you do not exercise your subscription rights prior to that time, your subscription rights will expire and will no longer be exercisable. We will not be required to issue shares of common stock to you if the subscription agent receives your rights certificate and subscription payment after that time, regardless of when the rights certificate and subscription payment were sent by you. We have the option to extend the rights offering and the period for exercising your subscription rights, although we do not presently intend to do so. We may extend the expiration of the rights offering by giving oral or written notice to the subscription agent prior to the expiration of the rights offering. If we elect to extend the expiration of the rights offering, we will issue a press release announcing such extension no later than 9:00 a.m., New York time, on the next business day after the most recently announced expiration date of the rights offering. We reserve the right to amend or modify the terms of the rights offering.

Determination of Subscription Price

Our board of directors set all of the terms and conditions of this offering, including the subscription price. The subscription price was set at the same price (on an as-converted basis) as the shares we sold in the Private Placement. Our board of directors determined that the subscription price should be designed to provide an incentive to our current shareholders to exercise their rights in this rights offering. Our board of directors determined the subscription price by considering the value at which shares were sold in the Private Placement, which was determined through negotiations with the investors in the Private Placement, the price at which our shareholders might be willing to participate in the rights offering, recent trading prices for our common stock and the need to provide an incentive to our shareholders to participate in the rights offering on a pro rata basis. We did not seek or obtain any opinion of financial advisors or investment bankers in establishing the subscription price for the rights offering. You should not consider the subscription price as an indication of the value of Bancorp or our common stock. We cannot assure you that you will be able to sell shares purchased during this offering at a price equal to or greater than the subscription price. On August 20, 2013, the closing price of our common stock was $0.52 per share.

We urge you to obtain a current quote for our common stock before exercising your subscription rights.

Amendment or Cancellation

We reserve the right to amend or cancel the rights offering at any time and for any reason. We may cancel the rights offering, in whole or in part, if at any time before completion of the rights offering there is any judgment, order, decree, injunction, statute, law or regulation entered, enacted, amended or held to be applicable to the rights offering that in the sole judgment of our board of directors would or might make the rights offering or its completion, whether in whole or in part, illegal or otherwise restrict or prohibit completion of the rights offering. We may waive any of these conditions and choose to proceed with the rights offering even if one or more of these events occur. If we cancel the rights offering, in whole or in part, all affected subscription rights will expire without value, and all excess subscription payments received by the subscription agent will be returned promptly, without interest. If we cancel the rights offering, we will issue a press release notifying shareholders of the cancellation, and all subscription payments received by the subscription agent will be returned promptly, without interest.

Financial and Marketing Advisor

Hovde Group, LLC is acting as our exclusive financial and marketing advisor in connection with the rights offering. In its capacity as financial and marketing advisor, Hovde provided advice to us regarding the structure and the financial and market impact of the rights offering as well as with respect to marketing the common shares to be issued in the rights offering. See “Plan of Distribution” below for a discussion of the compensation payable to Hovde.

Fees and Expenses

We will pay all fees charged by the subscription agent and the financial advisor. If you exercise your subscription rights through your broker, dealer, custodian bank or other nominee, you are responsible for paying any fees your nominee may charge you.

Fractional Shares

We will not issue fractional shares. Fractional shares of common stock resulting from the exercise of the basic subscription privilege will be eliminated by rounding down to the nearest whole share.

Notice to Nominees

If you are a broker, dealer, custodian bank or other nominee holder that holds shares of our common stock for the account of others on the record date, you should notify the beneficial owners of the shares for whom you are the nominee of the rights offering as soon as possible to learn their intentions with respect to exercising their subscription rights. You should obtain instructions from the beneficial owner, as set forth in the instructions we have provided to you for your distribution to beneficial owners. If the beneficial owner so instructs, you should submit subscription information and payment for shares. We expect that the exercise of subscription rights on behalf of beneficial owners may be made through the facilities of DTC. You may exercise individual or aggregate beneficial owner subscription rights by instructing DTC to transfer subscription rights from your account to the account of the subscription agent, together with certification as to the aggregate number of subscription rights exercised and the number of common shares subscribed for under the basic subscription privilege and the oversubscription privilege, if any, and to deliver your full subscription payment to the subscription agent.

Beneficial Owners

If your shares of common stock are held in the name of a broker, dealer, custodian bank or other nominee, you are a beneficial owner of our shares of our common stock. Instead of receiving a rights certificate, you will receive your subscription rights through your broker, dealer, custodian bank or other nominee. We will ask your broker, dealer, custodian bank or other nominee to notify you of the rights offering.

You should contact your broker, dealer, custodian bank or other nominee if you do not receive information regarding the rights offering, but believe you are entitled to subscription rights. We are not responsible if you do not receive notice by your broker, dealer, custodian bank or other nominee or if you do not receive notice in time to respond to your nominee by the deadline established by the nominee, which may be prior to 5:00 p.m. New York time, on September 20, 2013.

If you wish to exercise your subscription rights, you will need to have your broker, dealer, custodian bank or other nominee act for you. If you are a record holder of our common stock and received a rights certificate, but would prefer to have your broker, dealer, custodian bank or other nominee act for you, you should contact your nominee and request it to effect the transaction for you.

No Transfer of Subscription Rights

You may not sell, or otherwise transfer, your subscription rights. We are not applying for listing of the subscription rights on any exchange or dealer quotation system.

Validity of Subscriptions

We will resolve all questions regarding the validity and form of the exercise of your subscription rights, including time of receipt and eligibility to participate in the rights offering. In resolving all such questions, we will review the relevant facts, consult with our legal advisors and we may request input from the relevant parties.

Our determination will be final and binding. Once made, subscriptions and directions are irrevocable, and we will not accept any alternative, conditional or contingent subscriptions or directions. We reserve the absolute right to reject any subscriptions or directions not properly submitted or the acceptance of which would be unlawful. You must resolve any irregularities in connection with your subscriptions before the subscription period expires, unless waived by us in our sole discretion. Neither we nor the subscription agent or our financial advisor shall be under any duty to notify you or your representative of defects in your subscriptions. A subscription will be considered accepted, subject to our right to cancel the rights offering, only when a properly completed and duly executed rights certificate and any other required documents and the full subscription payment have been received by the subscription agent. Our interpretations of the terms and conditions of the rights offering will be final and binding.

Escrow Arrangements; Return of Funds

The subscription agent will hold funds received in payment for shares of our common stock in a segregated account pending completion of the rights offering. Such funds will be held in escrow until the rights offering is completed or is cancelled. Because there is no minimum amount required to complete the rights offering, the board of directors may determine to complete the offering through the acceptance of subscriptions properly tendered in the rights offering, or may determine to cancel the offering, for any reason, in its sole discretion. If the rights offering is cancelled for any reason, all subscription payments received by the subscription agent will be returned promptly, without interest.

Shareholder Rights

You will have no rights as a holder of our shares of common stock you purchase in the rights offering until such shares of common stock are issued to you or until your account at your record holder is credited with shares of common stock purchased in the rights offering. You will have no right to revoke your subscriptions once made in accordance with the procedures set forth in this prospectus.

No Revocation or Change

Once you submit the form of rights certificate to exercise any subscription rights, you are not allowed to revoke or change the exercise or request a refund of monies paid. All exercises of subscription rights are irrevocable, even if you learn information about us that you consider to be unfavorable. You should not exercise your subscription rights unless you are certain that you wish to purchase additional common shares at the subscription price of $0.50 per share.

Material U.S. Federal Income Tax Consequences

For U.S. federal income tax purposes, you should not recognize income or loss upon receipt or exercise of subscription rights. For a more detailed discussion, see “Material U.S. Federal Income Tax Consequences.”

Listing

Shares of our common stock are, and we expect that the shares of common stock to be issued in the rights offering will be, traded on the Nasdaq Stock Market under the symbol “JAXB.” The last reported sales price of our common stock on the Nasdaq Stock Market on August 20, 2013, the last practicable date before the filing of this prospectus, was $0.52. We urge you to obtain a current market price for the shares of our common stock before making any determination with respect to the exercise of your rights.

Outstanding Shares of Common Stock after the Rights Offering

As of August 20, 2013, 53,531,627 of our shares of common stock were issued and outstanding. Assuming no other transactions by us involving shares of our common stock, no shares of outstanding nonvoting common stock convert into shares of common stock and no options for shares of our common stock are exercised, prior to the expiration of the rights offering, if the rights offering is fully subscribed through the exercise of the subscription rights, then an additional 10,000,000 of our shares of common stock will be issued and outstanding after the closing of the rights offering, for a total of 63,531,627 shares of common stock outstanding. As a result of the rights offering, the ownership interests and voting interests of the existing shareholders that do not fully exercise their basic subscription privileges will be diluted.

Questions

If you have any questions regarding completing a rights certificate or submitting payment in the rights offering, please contact our subscription agent for the rights offering, Registrar and Transfer Company, at (800) 368-5948 or info@rtco.com. If you have any general questions regarding the rights offering, Bancorp or the Bank, please contact Dan Pake, Managing Director of Hovde, at (323) 395-9969, or Valerie A. Kendall, our Chief Financial Officer, at (904) 421-3040.

THE PUBLIC OFFERING OF UNSUBSCRIBED SHARES

General

Concurrently with the rights offering, shares of our common stock offered by this prospectus that are not purchased pursuant to the exercise of basic subscription privileges and oversubscription privileges in the rights offering will be offered to certain persons identified by Hovde Group, LLC and/or us, and selected by us in our sole discretion, through a public offering. In the public offering, such investors will have the opportunity to subscribe to purchase shares at $0.50 per share, which is the same as the subscription price in the rights offering. No subscriptions in the public offering will be binding on investors or accepted by us until the expiration of the rights offering period, as discussed in more detail below under the caption “Subscription Procedures and Submission of Nonbinding Subscriptions During Pendency of Rights Offering.” We are not requiring a minimum amount of subscriptions to complete the public offering. We reserve the right to accept or reject, in whole or in part, any subscription tendered in the public offering.

We have engaged Hovde, a broker-dealer registered with the Financial Industry Regulatory Authority (FINRA), to act as our sales agent in the public offering. Hovde will act on a “best efforts” basis only and will not have any obligation or commitment to sell any dollar amount or number of shares or to acquire any shares for its own account or with a view to their distribution. Hovde may engage one or more additional broker-dealers to assist in selling shares in the public offering as selling agents.

Shareholders who purchase our common stock in the rights offering will not have a right to sell their shares in the public offering. This prospectus does not cover any resales of our common stock received by a shareholder upon exercise of any subscription rights, and no person is authorized to make use of this prospectus in connection with any such resale.

Shares Available for Sale

The only shares that will be offered and sold in the public offering are shares that are not purchased during the rights offering. Therefore, if the rights holders subscribe for all of the shares by exercising their basic subscription privileges and/or their oversubscription privileges, there will be no shares available for sale in the public offering. If we receive subscriptions in the public offering for a total of more than that number of shares of common stock available for sale in the offering period, we may limit the number of shares of common stock sold to any investor. As a result, you may not receive any or all of the shares of common stock for which you subscribe.

Subscription Procedures and Submission of Nonbinding Subscriptions During Pendency of Rights Offering

During the rights offering period, we will permit prospective investors to submit preliminary nonbinding subscriptions to purchase any shares of our common stock that remain available for purchase following the expiration date of the rights offering. Prospective investors should complete, date and sign the preliminary subscription agreement which accompanies this prospectus and return it to Hovde Group, LLC at 1629 Colonial Parkway, Inverness, Illinois, 60067, Attention: David Magli, COO & General Counsel.

Preliminary subscriptions are NOT binding on investors. Please DO NOT send payment for shares of common stock with your preliminary subscription. Upon completion of the rights offering, Hovde will furnish to all persons who previously submitted preliminary subscriptions a prospectus supplement that sets forth the results of the rights offering and the amount of unsubscribed shares of common stock that remain available for purchase, accompanied by an acknowledgement of subscription. Upon receipt of the prospectus supplement and the acknowledgement of subscription, each investor will be asked to do the following prior to the expiration date of the public offering:

•	Complete, sign and date the acknowledgement of subscription and return it to Hovde Group, LLC, at 1629 Colonial Parkway, Inverness, Illinois, 60067, Attention: David Magli, COO & General Counsel; and

•

Deliver in U.S. dollars full payment for the number of shares subscribed for, in an amount equal to the purchase price of $0.50 per share multiplied by the number of shares of common stock subscribed for, to the escrow agent for the public offering, SunTrust Bank (the “Escrow Agent”), by one of the following methods:

•

check payable to “SunTrust Bank, as Escrow Agent for Jacksonville Bancorp, Inc.” drawn upon a U.S. bank, which check for payment must be delivered to SunTrust Bank, at 919 E. Main Street, 7th Floor, Richmond, VA 23219, Attention: Megan Gazzola; or

•	wire transfer of immediately available funds to the following escrow account maintained by the Escrow Agent:

BANK NAME: SunTrust Bank

ABA#: 061000104

ACCOUNT NAME: Escrow Services Richmond

ACCOUNT #: 9443001321

REFERENCE: Jacksonville Bancorp Subscription Escrow / [Insert investor (your) name]

ATTENTION: Megan Gazzola, 804-782-5407

Any wire transfer should reference “Jacksonville Bancorp Subscription Escrow” and should clearly indicate the identity of the investor who is paying the purchase price by wire transfer. The Escrow Agent’s phone number is (804) 782-5407 and its address is 919 E. Main Street, 7th Floor, Richmond, VA 23219.

Payment will be deemed to have been received by the Escrow Agent only upon the Escrow Agent’s (i) receipt and clearance of a check drawn upon a U.S. bank, or (ii) receipt of collected funds via wire transfers in the account designated above.

Please note that funds paid by personal check may take up to seven or more business days to clear. Accordingly, if you wish to pay by means of a personal check, we urge you to make payment sufficiently in advance of the offering expiration date to ensure that the Escrow Agent receives cleared funds before that time. We also urge you to consider payment by means of wire transfer in order to expedite receipt of your payment.

Upon receipt of the acknowledgement of subscription and the full subscription price, the preliminary subscription agreement will become binding on and irrevocable by the investor until the expiration date of the offering period for the unsubscribed shares.

The Escrow Agent will hold funds received in escrow until such time as the public offering is completed or is cancelled. If the offering of unsubscribed shares is cancelled, or if we reject your subscription in whole or in part, we will instruct the Escrow Agent to promptly return your subscription payment, without interest.

After the expiration of the rights offering period, investors who did not previously submit a nonbinding preliminary subscription agreement may submit a definitive subscription agreement, together with payment of the full subscription amount, in order to subscribe for shares in the public offering. We will not consider your subscription received until Hovde has received delivery of a properly completed and duly executed subscription agreement and the Escrow Agent has received payment of the full subscription amount through a permissible payment method described above.

You and your nominee bear the risk of delivery of all documents and payments and neither we nor Hovde or the Escrow Agent have any responsibility for such deliveries. If sent by mail, we recommend that you send the subscription agreement and/or acknowledgement of subscription and payments by overnight courier or by registered mail, properly insured, with return receipt requested, and that you allow a sufficient number of days to ensure delivery and clearance of payment prior to the expiration of the public offering. We will not honor payment received by the Escrow Agent after the expiration date of the public offering, and in such a case, your payment will be returned to you, without interest as soon as practicable.

We will resolve any issues relating to whether your subscription is timely and proper, and our determination will be final and binding. If your subscription is defective, we may reject it, waive the defect or allow you to correct it, in our sole discretion. Neither we nor our sales agent have any duty to notify you of any defect in your subscription. You are solely responsible for the timely and proper submission of your subscription materials and payment.

Limitations on Amount Purchased

Unless we otherwise agree in writing, any investor in the public offering, together with related persons or entities, may not purchase shares of our common stock which would result in the investor, together with related persons or entities, owning 5% or more of our issued and outstanding shares of common stock. In addition, we will not issue shares of common stock to any new investor who, in our sole opinion, could be required to obtain prior clearance or approval from or submit a notice to any state or federal bank regulatory authority to acquire, own, or control such shares, or if other regulatory approvals may be required.

Escrow Arrangements

SunTrust Bank is serving as the escrow agent for the public offering and will hold the subscription funds in escrow until the public offering is completed or is cancelled. Because there is no minimum amount required to complete the public offering, the board of directors may determine to complete the offering through the acceptance of some or all of the subscriptions properly tendered in the public offering, or may determine to cancel the offering, for any reason, in its sole discretion. If the public offering is cancelled for any reason, we will instruct the Escrow Agent to promptly return all subscription payments, without interest.

Discretion to Accept Subscriptions

We have the right, in our sole discretion, to accept or reject any subscription for the unsubscribed shares in whole or in part on or before the expiration date of the public offering. As a result, you may not receive any or all of the shares for which you subscribe. We, or Hovde on our behalf, will notify investors as soon as practicable following the expiration date or closing of the public offering of unsubscribed shares as to whether and to what extent their subscriptions have been accepted. If we do not accept all or a portion of a subscription, we will instruct the Escrow Agent to return to the investor the unaccepted portion of the subscription funds, without interest.

Public Offering Period and Cancellation Rights

The public offering will commence concurrently with the rights offering and will expire on the tenth trading day following the expiration of the rights offering, unless we extend it in our sole discretion. However, we will not extend the public offering beyond an additional ten trading days. We may cancel the public offering of unsubscribed shares at any time for any reason, including following the expiration date. If we cancel the public offering, we will instruct the Escrow Agent to promptly return all subscription payments, without interest.

No Revocation or Change

Once you submit (i) the acknowledgement of subscription or a definitive subscription agreement to Hovde, and (ii) your payment to the Escrow Agent, you will not be allowed to revoke your subscription or request a refund of monies paid. All acknowledgements of subscriptions and definitive subscription agreements are irrevocable, even if you learn information about us that you consider to be unfavorable. You should not submit an acknowledgement of subscription or a definitive subscription agreement unless you are certain that you wish to purchase shares of our common stock at the subscription price of $0.50 per share.

Financial Advisor and Sales Agent

Hovde Group, LLC is acting as our exclusive financial advisor and sales agent in connection with the public offering. Hovde will act on a “best efforts” basis only and will not have any obligation or commitment to sell any dollar amount or number of shares or to acquire any shares for its own account or with a view to their distribution. Hovde is a registered broker-dealer with FINRA. See “Plan of Distribution” below for a discussion of the compensation payable to Hovde.

Questions

If you have any questions about the public offering of unsubscribed shares, including with respect to submitting subscription agreements or payments in the public offering, please contact Dan Pake, Managing Director of Hovde, at (323) 395-9969, or Valerie A. Kendall, our Chief Financial Officer, at (904) 421-3040.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following summary describes the material U.S. federal income tax consequences of the receipt and exercise (or expiration) of the subscription rights including, if applicable, the oversubscription privilege, acquired through the rights offering and owning and disposing of the shares of common stock received upon exercise of the subscription rights and, unless otherwise noted in the following discussion, is the opinion of McGuireWoods LLP, counsel to Bancorp, insofar as it relates to the legal conclusions with respect to matters of U.S. federal income tax law. This summary is based upon the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as currently in effect and all of which are subject to differing interpretations or to change, possibly with retroactive effect. No assurance can be given that the Internal Revenue Service (the “IRS”) would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below.

This summary is for general information only and does not purport to discuss all aspects of U.S. federal income taxation that may be important to a particular holder in light of its particular circumstances or to holders that may be subject to special tax rules, including, but not limited to, partnerships or other pass-through entities, banks and other financial institutions, tax-exempt entities, employee stock ownership plans, certain former citizens or residents of the United States, insurance companies, regulated investment companies, real estate investment trusts, dealers in securities or currencies, brokers, traders in securities that have elected to use the mark-to-market method of accounting, persons holding subscription rights or shares of common stock as part of an integrated transaction, including a “straddle,” “hedge,” “constructive sale” or “conversion transaction,” persons whose functional currency for tax purposes is not the U.S. dollar, and persons subject to the alternative minimum tax provisions of the Code.

This summary applies to you only if you are a U.S. holder (as defined below) and receive your subscription rights in the rights offering, and you hold your subscription rights or shares of common stock issued to you upon exercise of the subscription rights or, if applicable, the oversubscription privilege, as capital assets for tax purposes. This summary does not apply to you if you are not a U.S. Holder.

We have not sought, and will not seek, a ruling from the IRS regarding the federal income tax consequences of the rights offering or the related share issuances. The following summary does not address the tax consequences of the rights offering or the related share issuance under foreign, state, or local tax laws.

You are a “U.S. holder” if you are a beneficial owner of subscription rights or common stock and you are:

•	An individual who is a citizen or resident of the United States for U.S. federal income tax purposes;

•

A corporation (or other business entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	An estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

A trust (a) if a court within the United States can exercise primary supervision over its administration and one or more U.S. persons are authorized to control all substantial decisions of the trust or (b) that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

If a partnership (including any entity treated as a partnership for U.S. federal income tax purposes) receives the subscription rights or holds the common stock received upon exercise of the subscription rights including, if applicable, the oversubscription privilege, the tax treatment of a partner in such partnership generally will depend upon the status of the partner and the activities of the partnership. Such a partner or partnership is urged to consult its own tax advisor as to the U.S. federal income tax consequences of receiving and exercising the subscription rights and acquiring, holding or disposing of our common shares.

Accordingly, each recipient of rights in the rights offering should consult the recipient’s own tax advisor with respect to the tax consequences of the rights offering and the related share issuances that may result from such recipient’s particular circumstances.

Taxation of Subscription Rights

Receipt of Subscription Rights

In the opinion of McGuireWoods LLP, under current law, and based on the facts contained in this prospectus, the terms of the rights offering, and certain assumptions and representations relied upon in rendering its legal opinion, your receipt of subscription rights pursuant to the rights offering should not be treated as a taxable distribution with respect to your existing shares of common stock for U.S. federal income tax purposes. Under Section 305 of the Code, a shareholder who receives a right to acquire shares will, in certain circumstances, be treated as having received a taxable dividend in an amount equal to the value of such right. A common shareholder who receives a right to acquire shares of common stock generally will be treated as having received a taxable dividend if such shareholder’s proportionate interest in the earnings and profits or assets of the corporation is increased and any other shareholder receives a distribution of cash or other property (a “disproportionate distribution”). Although not all shareholders of common stock are entitled to participate in the rights offering, we intend to take the position that the rights offering is not a disproportionate distribution because we believe that there is not a related distribution of cash or property to other shareholders within the meaning of Section 305 of the Code. This opinion is not binding on the IRS and there can be no assurance that the IRS or a court will agree with this opinion. If the IRS were to successfully challenge our position, shareholders of common stock participating in the rights offering may be treated as receiving distributions equal to the fair market value of the rights, which would be taxable as a dividend to the extent of Bancorp’s current and accumulated earnings and profits, if any, and then as a return of capital to the extent of the holder’s tax basis in the common stock, and thereafter as a capital gain from the sale or exchange of such common stock. The remainder of this summary assumes that the rights offering will not be treated as a disproportionate distribution. For purposes of the above, “shareholder” includes holders of warrants, options and convertible securities. The application of this rule is very complex and subject to uncertainty. We believe, however, that pursuant to Section 305 of the Code and the Treasury Regulations issued thereunder, the receipt of subscription rights should generally not be taxable to a shareholder.

Tax Basis in the Subscription Rights

If the fair market value of the subscription rights you receive is less than 15% of the fair market value of your existing shares of common stock on the date you receive the subscription rights, the subscription rights will be allocated a zero basis for U.S. federal income tax purposes, unless you elect to allocate your basis in your existing shares of common stock between your existing shares of common stock and the subscription rights in proportion to the relative fair market values of the existing shares of common stock and the subscription rights determined on the date of receipt of the subscription rights. If you choose to allocate basis between your existing shares of common stock and the subscription rights, you must make this election on a statement included with your tax return for the taxable year in which you receive the subscription rights. Such an election is irrevocable.

However, if the fair market value of the subscription rights you receive is 15% or more of the fair market value of your existing shares of common stock on the date you receive the subscription rights, then you must allocate your basis in your existing shares of common stock between your existing shares of common stock and the subscription rights you receive in proportion to their fair market values determined on the date you receive the subscription rights. The fair market value of the subscription rights on the date the subscription rights will be distributed is uncertain. In determining the fair market value of the subscription rights, you should consider all relevant facts and circumstances, including the trading price thereof.

Exercise of Subscription Rights

Generally, you will not recognize gain or loss on the exercise of a subscription right. Your tax basis in a new share of common stock acquired when you exercise a subscription right will be equal to your adjusted tax basis in the subscription right, if any, plus the subscription price. The holding period of a share of common stock acquired when you exercise your subscription rights will begin on the date of exercise.

Expiration of Subscription Rights

If you allow subscription rights received in the rights offering to expire, you should not recognize any gain or loss for U.S. federal income tax purposes, and you should re-allocate any portion of the tax basis in your existing shares of common stock previously allocated to the subscription rights that have expired to the existing shares of common stock.

Taxation of Shares of Common Stock

Distributions

Distributions with respect to shares of common stock acquired upon exercise of subscription rights will be taxable as dividend income when actually or constructively received to the extent of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Subject to the discussion of the additional 3.8% tax on net investment income, below, dividends received by noncorporate shareholders of common stock in taxable years beginning after December 31, 2012, are taxed at the shareholder’s capital gain tax rate (a maximum rate of 20%), provided that the shareholder meets applicable holding period and other requirements. To the extent that the amount of a distribution exceeds our current and accumulated earnings and profits, such distribution will be treated first as a tax-free return of capital to the extent of your adjusted tax basis in such shares of common stock and thereafter as capital gain. We currently do not make any cash distributions on our shares of common stock.

Dispositions

If you sell or otherwise dispose of the shares of common stock acquired upon exercise of the subscription rights, you will generally recognize capital gain or loss equal to the difference between the amount realized and your adjusted tax basis in the shares of common stock. Such capital gain or loss will be long-term capital gain or loss if your holding period for the shares of common stock is more than one year. Long-term capital gain of an individual is generally taxed at favorable rates (currently a maximum rate of 20% for individuals for taxable years beginning after December 31, 2012). Long-term capital gains recognized by corporations are taxable at ordinary corporate tax rates. If you have held your shares common stock for one year or less, your capital gain or loss will be short-term. Short-term capital gains are taxed at a maximum rate equal to the maximum rate applicable to ordinary income. The deductibility of capital losses is subject to limitations.

New Legislation Relating to Foreign Accounts

Newly enacted legislation may impose withholding taxes on certain types of payments made to “foreign financial institutions” and certain other non-U.S. entities after December 31, 2012. The legislation imposes a 30% withholding tax on dividends on, or gross proceeds from the sale or other disposition of, our common stock paid to a foreign financial institution unless the foreign financial institution enters into an agreement with the U.S. Treasury to, among other things, undertake to identify accounts held by certain U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts and withhold 30% on payments to account holders whose actions prevent it from complying with these reporting and other requirements. In addition, the legislation imposes a 30% withholding tax on the same types of payments to a foreign non-financial entity unless the entity certifies that it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner. Prospective investors should consult their tax advisors regarding this legislation.

Health Care and Reconciliation Act of 2010

On March 30, 2010, President Obama signed into law the Health Care and Reconciliation Act of 2010, which requires certain U.S. shareholders who are individuals, estates or trusts to pay a 3.8% tax on net investment income, which includes, among other things, dividends on and capital gains from the sale or other disposition of stock for taxable years beginning after December 31, 2012. More specifically, the 3.8% tax applies to the lesser of (i) “net investment income” and (ii) the excess of “modified adjusted gross income” over $200,000 ($250,000 if married and filing jointly or $125,000 if married and filing separately). “Net investment income” generally equals the taxpayer’s gross investment income reduced by the deductions that are attributable to such income. U.S. shareholders should consult their tax advisors regarding the effect, if any, of this legislation on their ownership and disposition of our common stock.

Information Reporting and Backup Withholding

You may be subject to information reporting and/or backup withholding with respect to dividend payments on or the gross proceeds from the disposition of our common stock acquired through the exercise of subscription rights. Backup withholding may apply under certain circumstances if you (1) fail to furnish your social security or other taxpayer identification number (“TIN”), (2) furnish an incorrect TIN, (3) fail to report interest or dividends properly, or (4) fail to provide a certified statement, signed under penalty of perjury, that the TIN provided is correct, that you are not subject to backup withholding and that you are a U.S. person. Any amount withheld from a payment under the backup withholding rules is allowable as a credit against (and may entitle you to a refund with respect to) your U.S. federal income tax liability, provided that the required information is furnished to the IRS. Certain persons are exempt from backup withholding, including corporations and financial institutions. You are urged to consult your own tax advisor as to your qualification for exemption from backup withholding and the procedure for obtaining such exemption.

MARKET PRICE OF COMMON STOCK AND DIVIDEND POLICY

Trading Prices

Our common stock trades on the Nasdaq Stock Market under the symbol “JAXB.” The following table shows the high and low sale prices of our common stock for the first and second quarters of 2013 and each quarter of 2012 and 2011. The market prices set forth below may not be indicative of the future value of our common stock.

Year	Quarter	High	Low
2013	First	$3.60	$0.81
	Second	$1.59	$0.43
	Third (through August 19, 2013)	$0.53	$0.48
2012	First	$3.65	$2.79
	Second	$3.42	$1.26
	Third	$1.69	$0.92
	Fourth	$1.10	$0.75

2011	First	$7.40	$6.49
	Second	$6.99	$6.00
	Third	$6.59	$3.95
	Fourth	$4.89	$2.90

On August 20, 2013 , the last practicable date before the filing of this prospectus, the reported sales price of our common stock on the Nasdaq Stock Market was $0.52 per share.

As of August 20, 2013, we had 53,531,627 outstanding shares of common stock, par value $0.01 per share, held by approximately 528 registered shareholders of record and 52,360,000 outstanding shares of nonvoting common stock, par value $0.01 per share, held by approximately 21 registered shareholders of record.

Dividend Policy

It is our policy to reinvest earnings for such period of time as is necessary to ensure its successful operations. Historically we have not paid dividends and there are no current plans to initiate payment of cash dividends. Future dividend policy will depend on our earnings, capital and regulatory requirements, financial condition, and other factors considered relevant by our board of directors.

Further, we cannot currently pay dividends on our capital stock under applicable Federal Reserve policies. Under Federal Reserve policy, the board of directors of a bank holding company must consider different factors to ensure that its dividend level is prudent relative to maintaining a strong financial position, and is not based on overly optimistic earnings scenarios, such as potential events that could affect its ability to pay dividends, while still maintaining a strong financial position. As a general matter, the Federal Reserve has indicated that the board of directors of a bank holding company should consult with the Federal Reserve and eliminate, defer or significantly reduce the bank holding company’s dividends if:

•	its net income available to shareholders for the past four quarters, net of dividends previously paid during that period, is not sufficient to fully fund the dividends;

•	its prospective rate of earnings retention is not consistent with its capital needs and overall current and prospective financial condition; or

•	it will not meet, or is in danger of not meeting, its minimum regulatory capital adequacy ratios.

DESCRIPTION OF CAPITAL STOCK

The following is a summary of the material terms of our capital stock. You are strongly encouraged, however, to read our amended and restated articles of incorporation and amended and restated bylaws, each as amended to date, and other agreements relating to our capital stock, copies of which we have filed with the SEC and are available from us upon request.

General

The following description of our capital stock and provisions of our amended and restated articles of incorporation and amended and restated bylaws are summaries and are qualified by reference to the entire text of such documents, copies of which have been filed with the SEC.

Our authorized capital stock consists of (i) 400,000,000 shares of common stock, par value $0.01 per share, of which 53,531,627 shares were outstanding on August 20, 2013, held by approximately 528 holders of record, (ii) 100,000,000 shares of nonvoting common stock, par value $0.01 per share, of which 52,360,000 shares were outstanding on August 20, 2013, held by approximately 21 holders of record, and (iii) 10,000,000 shares of preferred stock, of which (x) 50,000 shares have been designated as Mandatorily Convertible, Noncumulative, Nonvoting, Perpetual Preferred Stock, Series A (the “Series A Preferred Stock”), no shares of which are currently outstanding, and (y) 5,000 shares have been designated as Noncumulative, Nonvoting, Perpetual Preferred Stock, Series B (the “Series B Preferred Stock”), no shares of which are currently outstanding.

Common Stock

The holders of common stock are entitled to elect the members of our board of directors and such holders are entitled to vote as a class on all matters required or permitted to be submitted to Bancorp’s shareholders. No holder of common stock has preemptive rights with respect to the issuance of shares of common stock or any other securities (other than the limited contractual preemptive rights of certain investors in the Private Placement). There are no cumulative voting rights with respect to the election of directors.

Subject to the prior rights of the holders of shares of preferred stock that may be issued and outstanding, the holders of common stock are entitled to dividends and other distributions when, as and if declared by our board of directors out of assets legally available therefor. Upon the liquidation, dissolution or winding up of Bancorp, the holder of each share of common stock will be entitled to share equally in the distribution of Bancorp’s assets. The holders of common stock are not entitled to the benefit of any sinking fund provision. The shares of common stock are not subject to any conversion rights or redemption or sinking fund redemption provisions.

Nonvoting Common Stock

Other than voting rights, the nonvoting common stock has the same rights and privileges as the common stock, including sharing ratably in all assets of Bancorp upon its liquidation, dissolution or winding-up, and entitlement to receive dividends in the same amount per share and at the same time when, as and if declared by the board of directors, and is identical to the common stock in all other respects as to all other matters (other than voting). Holders of nonvoting common stock have no cumulative voting rights or preemptive rights (other than the limited contractual preemptive rights of certain investors in the Private Placement) to purchase or subscribe for any additional shares of nonvoting common stock or any other securities, and there are no conversion rights or redemption or sinking fund provisions with respect to the nonvoting common stock.

Holders of nonvoting common stock are not entitled to vote except as required by the Florida Business Corporation Act. Where the shares of nonvoting common stock are entitled to vote under Florida law, each holder of nonvoting common stock will have one vote for each share of nonvoting common stock held of record solely on the matters to which such shares are entitled to vote, and subject to the rights and limitations specified by the Florida Business Corporation Act.

Each share of nonvoting common stock will automatically convert into one share of common stock in the event of a “permitted transfer” to a transferee. A “permitted transfer” is a transfer of nonvoting common stock (i) in a widespread public distribution, (ii) in which no transferee (or group of associated transferees) would receive 2% or more of any class of voting securities of Bancorp, or (iii) to a transferee that would control more than 50% of the voting securities of Bancorp without any transfer from such holder of nonvoting common stock.

Subject to the prior rights of the holders of shares of preferred stock that may be issued and outstanding, the holders of nonvoting common stock are entitled to receive dividends when, as and if declared by the board of directors out of funds lawfully available for the payment of dividends.

Preferred Stock

Our board of directors has the authority to issue preferred stock in one or more series and to fix and determine the designations, voting powers, preferences and rights, and qualifications, limitations or restrictions thereof, of each such series without any further vote or action by the shareholders. The issuance of preferred stock with voting rights superior to the common stock may have the effect of delaying, deferring or preventing a change in control in us without further action by the shareholders and may adversely affect the voting and other rights of the holders of common stock.

Series A Preferred Stock

We are authorized to issue up to 50,000 shares of Series A Preferred Stock, none of which are issued and outstanding. The Series A Preferred Stock has a liquidation preference of $1,000 per share and ranks senior to our common stock and equally with the Series B Preferred Stock. Holders of shares of Series A Preferred Stock (if any) are entitled to receive, when and if declared by our board of directors, dividends at a rate equal to 5% per share per annum of the liquidation amount of $1,000 (equivalent to $50.00 per share per annum).

On February 19, 2013, the previously outstanding shares of Series A Preferred Stock mandatorily converted, pursuant to their terms, into shares of our common stock and nonvoting common stock at a conversion price of $0.50 per share and a conversion ratio of 2,000 shares of common stock and/or nonvoting common stock for each outstanding share of Series A Preferred Stock.

Series B Preferred Stock

We are authorized to issue up to 5,000 shares of Series B Preferred Stock, none of which are issued and outstanding. The Series B Preferred Stock has a liquidation preference of $1,000 per share and ranks senior to our common stock and equally with the Series A Preferred Stock. Holders of shares of Series B Preferred Stock (if any) are entitled to receive, when and if declared by our board of directors, dividends at a rate equal to 10% per share per annum of the liquidation amount of $1,000 (equivalent to $100 per share per annum).

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Registrar and Transfer Company and its telephone number is (800) 866-1340. Registrar and Transfer Company is also serving as the subscription agent in the rights offering.

Nasdaq Stock Market

Our common stock is listed on the Nasdaq Stock Market under the symbol “JAXB.” No other classes of our securities are listed on an exchange or dealer quotation system.

Anti-Takeover Provisions

Our amended and restated articles include some provisions that may have the effect of discouraging persons from pursuing non-negotiated takeover attempts. These provisions include:

•	the board’s authority to designate the rights and preferences of, and issue one or more series of, blank check preferred stock without shareholder approval;

•	advance notification of shareholder approvals; and

•	a classified board of directors until 2016.

Undesignated Preferred Stock

Our amended and restated articles of incorporation confer on our board of directors the power to authorize undesignated or “blank check” preferred stock, which allows our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to acquire us. These and other provisions of our charter documents may have the effect of deterring hostile takeovers or delaying or preventing changes in the control or the management of our company.

Advance Notification of Shareholder Proposals

Our amended and restated articles of incorporation provide that shareholders seeking to present proposals before an annual meeting of shareholders or to nominate candidates for election as directors at an annual meeting of shareholders must provide advance notice thereof in writing, and also specify requirements as to the form, content and timing of such advance notice. Although our amended and restated articles of incorporation do not give our board of directors the power to approve or disapprove shareholder nominations of candidates or proposals regarding other business to be conducted at an annual meeting of shareholders, our amended and restated bylaws may have the effect of precluding the conduct of some business at an annual meeting of shareholders if the proper procedures are not followed.

Classified Board of Directors Through 2016 Annual Meeting

Through our 2013 annual meeting of shareholders, our board of directors was classified into three classes, with each class of directors being elected for a three-year term. As amended on April 23, 2013, our amended and restated articles of incorporation provide for the phase-out of our classified board through the 2016 annual meeting of our shareholders, at which point our classified board structure will be completely phased-out. Accordingly, the directors to be elected at the 2014 annual meeting of shareholders will be elected to serve a two-year term, and the directors to be elected at the 2015 annual meeting of shareholders will be elected to serve a one-year term. At the 2016 annual meeting of shareholders and at each meeting of shareholders thereafter, all directors will be elected annually. The current classification of our board of directors has the effect of making it more difficult for shareholders to change the composition of our board of directors. At least two annual meetings of shareholders, instead of one, will generally be required to effect a change in a majority of our board of directors. Such a delay may help ensure that our directors, if confronted by a holder attempting to force a proxy contest, a tender or exchange offer, or an extraordinary corporate transaction, would have sufficient time to review the proposal as well as any available alternatives to the proposal and to act in what they believe to be the best interests of our shareholders. The classification provisions in effect through the 2016 annual meeting of shareholders apply to an election of directors, however, regardless of whether a change in the composition of our board of directors would be beneficial to us and our shareholders and whether or not a majority of our shareholders believe that such a change would be desirable.

The current classification of our board of directors could also have the effect of discouraging a third party from initiating a proxy contest, making a tender offer or otherwise attempting to obtain control of us, even though such an attempt might be beneficial to us and our shareholders. The classification of our board of directors could thus increase the likelihood that incumbent directors will retain their positions. In addition, because the classification of our board of directors may discourage accumulations of large blocks of our stock by purchasers whose objective is to take control of us and remove a majority of our board of directors, the classification of our board of directors could tend to reduce the likelihood of fluctuations in the market price of our common stock that might result from accumulations of large blocks of our common stock for such a purpose. Accordingly, our shareholders could be deprived of certain opportunities to sell their shares at a higher market price than might otherwise be the case.

Anti-Takeover Provisions under Florida Law

We are not subject to the statutory anti-takeover provisions under Florida law because in our amended and restated articles of incorporation, we have specifically elected to opt out of both the “control-share acquisitions” (Fla. Stat. § 607.0902) and the “affiliated transactions” (Fla. Stat. § 607.0901) statutes. Since these anti-takeover statutes do not apply to a corporation that has specifically elected to opt out of such provisions, we would not be able to invoke the protection of such statutes in the event of a hostile takeover attempt.

PLAN OF DISTRIBUTION

On or about August 21, 2013, we intend to issue subscription rights, and distribute the rights certificates, and copies of this prospectus to individuals who owned shares of common stock on August 20, 2013 (other than the Excluded Shareholders). Upon completion of the rights offering, we intend to issue shares of our common stock directly to those persons who properly exercised their subscription rights prior to the expiration of the rights offering. We have not agreed to enter into any standby or other arrangements to purchase any shares of our common stock not subscribed for through the basic subscription privilege or the oversubscription privilege. In addition, we have not entered into any agreements regarding stabilization activities with respect to our securities.

Our directors and officers may participate in the solicitation of the exercise of subscription rights for the purchase of common stock. These persons will not receive any commissions or compensation in connection with these activities, other than their normal compensation, but they will be reimbursed for their reasonable out-of-pocket expenses incurred in connection with any solicitation. Other trained employees of The Jacksonville Bank may assist in the rights offering in ministerial capacities, providing clerical work in effecting an exercise of subscription rights or answering questions of a ministerial nature. Other questions of prospective purchasers will be directed to representatives of Hovde Group, LLC, our financial advisor. Our officers, directors and employees will rely on the safe harbor from broker-dealer registration set out in Rule 3a4-1 of the Exchange Act. None of our officers, directors or employees will be compensated in connection with their participation in the offering by the payment of commissions or other remuneration based either directly or indirectly on the transactions in the shares of common stock.

Concurrently with the rights offering, shares of common stock offered by this prospectus that remain unsubscribed for in the rights offering will be offered to certain individuals identified by Hovde and/or us, and selected by us in our sole discretion, through a public offering. During the rights offering period, we will permit prospective investors to submit preliminary nonbinding subscriptions to purchase any shares of our common stock that remain available for issuance following the expiration date of the rights offering. However, a preliminary subscription will not be binding upon an investor until such investor receives a prospectus supplement that sets forth the results of the rights offering and submits an acknowledgement of subscription and its full subscription price for the shares, after the expiration of the rights offering period.

We have engaged Hovde to act as our exclusive financial and marketing advisor for the rights offering and to act as our exclusive financial advisor and sales agent for the public offering. Hovde is a nationally recognized investment banking firm with significant experience in advising banking and other financial institutions.

In its capacity as financial and marketing advisor, Hovde provided advice to us regarding the structure and the financial and market impact of the rights offering as well as with respect to marketing the common shares to be issued in the rights offering. Hovde has also agreed, subject to the terms and conditions contained in the agency agreement with us, to sell in a public offering, on a “best efforts” basis, any shares not subscribed for in the rights offering. Hovde is a broker-dealer registered with FINRA. Because the public offering is on a best efforts basis, Hovde will not have any obligation or commitment to sell any dollar amount or number of shares or to acquire any shares for its own account or with a view to their distribution. Hovde may engage one or more additional broker-dealers to assist in selling shares in the public offering as selling agents.

As compensation for its financial advisory and marketing services in connection with the rights offering and for its sales agent services in connection with the public offering, we have agreed to pay to Hovde the following consideration:

•	an advisory fee of $100,000 for services in connection with the rights offering; and

•	a fee equal to 6% of the total gross proceeds we receive for subscriptions accepted by us in the public offering, for services in connection with the public offering.

In addition to the fees described above, we have agreed to reimburse Hovde for its reasonable out-of-pocket expenses pertaining to its engagement in an amount not to exceed $65,000. We have also agreed to indemnify Hovde and certain affiliated persons of Hovde against certain claims, liabilities and expenses arising in connection with the rights offering or public offering, or contribute to payments they may be required to make in respect thereof.

Hovde and its affiliates are financial institutions engaged in various activities, which may include investment banking, securities trading, financial advisory, investment management, investments, hedging, financing and brokerage activities. Hovde and certain affiliates of Hovde have in the past provided, and Hovde or its affiliates may from time to time in the future provide, certain financial advisory, investment banking or other services to us, for which they in the past received, and may in the future receive, customary fees and reimbursement for their expenses. In the ordinary course of its various business activities, Hovde and its affiliates may presently, or in the future, hold a broad array of investments and trade debt and equity securities (or related derivative securities) and financial instruments for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments.

We will pay the fees and out-of-pocket expenses of Registrar and Transfer Company, the subscription agent, and SunTrust Bank, the Escrow Agent, which are estimated to be approximately $30,000 and $3,000, respectively. We have also agreed to indemnify the subscription agent and the Escrow Agent for certain losses in connection with the offering.

Other than the agreements with the subscription agent, the Escrow Agent and Hovde, as described herein, we do not know of any existing agreements between or among any shareholder, broker, dealer, underwriter, or agent relating to the sale or distribution of the common stock in connection with this rights offering or the public offering.

Our common stock is listed on the Nasdaq Stock Market under the symbol “JAXB.” We are not applying for listing of the subscription rights on any exchange or dealer quotation system.

For more information, see the section of this prospectus entitled “The Rights Offering.” If you have any questions regarding completing a rights certificate or submitting payment in the rights offering, please contact our subscription agent for the rights offering, Registrar and Transfer Company, at (800) 368-5948 or info@rtco.com. If you have any general questions regarding the rights offering, Bancorp or the Bank, please contact Dan Pake, Managing Director of Hovde, at (323) 395-9969, or Valerie A. Kendall, our Chief Financial Officer, at (904) 421-3040.

If you have any questions about the public offering of unsubscribed shares, including with respect to submitting subscription agreements or payments in the public offering, please contact Dan Pake, Managing Director of Hovde, at (323) 395-9969, or Valerie A. Kendall, our Chief Financial Officer, at (904) 421-3040.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings, including the registration statement and exhibits, are available to the public at the SEC’s website at www.sec.gov. You may also read and copy any document we file at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at (800) SEC-0330 for information on the operating rules and procedures for the public reference room.

We maintain an Internet website at www.jaxbank.com, where copies of our SEC filings are also available. We have not incorporated by reference into this prospectus the information on our website, and you should not consider it to be a part of this prospectus.

This prospectus does not contain all of the information included in the registration statement. We have omitted certain parts of the registration statement in accordance with the rules and regulations of the SEC. For further information, we refer you to the registration statement, including its exhibits and schedules, which may be found at the SEC’s website at www.sec.gov. Statements contained in this prospectus and any accompanying prospectus supplement about the provisions or contents of any contract, agreement or any other document referred to are not necessarily complete. Please refer to the actual exhibit for a more complete description of the matters involved.

If you have any questions regarding completing a rights certificate or submitting payment in the rights offering, please contact our subscription agent for the rights offering, Registrar and Transfer Company, at (800) 368-5948 or info@rtco.com. If you have any general questions regarding the rights offering, Bancorp or the Bank, please contact Dan Pake, Managing Director of Hovde, at (323) 395-9969, or Valerie A. Kendall, our Chief Financial Officer, at (904) 421-3040.

If you have any questions about the public offering of unsubscribed shares, including with respect to submitting subscription agreements or payments in the public offering, please contact Dan Pake, Managing Director of Hovde, at (323) 395-9969, or Valerie A. Kendall, our Chief Financial Officer, at (904) 421-3040.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” into this prospectus certain information that we file with the SEC. This means that we can disclose important information to you by referring you to another document that we filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information in this prospectus. You should read the information incorporated by reference because it is an important part of this prospectus.

We incorporate by reference the following documents that we have filed with the SEC (but we do not incorporate by reference any documents or portions of documents that we furnish to, or are otherwise not deemed filed with, the SEC):

1.	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2012, filed with the SEC on March 26, 2013, File No. 000-30248.

2.	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2013, filed with the SEC on May 9, 2013, File No. 000-30248.

3.	Our Quarterly Report on Form 10-Q for the quarter ended June 30, 2013, filed with the SEC on August 9, 2013, File No. 000-30248.

4.	Our Current Report on Form 8-K, filed with the SEC on January 3, 2013, File No. 000-30248 (Items 1.01, 2.01, 3.02, 3.03, 5.02, 5.03 and 9.01).

5.	Our Current Report on Form 8-K/A, filed with the SEC on January 24, 2013, File No. 000-30248 (Items 1.01, 2.01, 3.02, 3.03, 5.02, 5.03 and 9.01).

6.	Our Current Report on Form 8-K, filed with the SEC on January 25, 2013, File No. 000-30248 (Item 3.01).

7.	Our Current Report on Form 8-K, filed with the SEC on February 20, 2013, File No. 000-30248 (Items 5.03, 5.07, 8.01 and 9.01).

8.	Our Current Report on Form 8-K, filed with the SEC on April 24, 2013, File No. 000-30248 (Items 5.03, 5.07, 8.01 and 9.01).

9.	Our Current Report on Form 8-K, filed with the SEC on April 26, 2013, File No. 000-30248 (Items 8.01 and 9.01).

10.	Our Current Report on Form 8-K, filed with the SEC on May 31, 2013, File No. 000-30248 (Item 3.01).

11.	Our Current Report on Form 8-K, filed with the SEC on June 25, 2013, File No. 000-30248 (Item 5.02).

12.	Our Current Report on Form 8-K, filed with the SEC on June 27, 2013, File No. 000-30248 (Items 5.02, 5.03 and 9.01).

13.	Our Current Report on Form 8-K/A, filed with the SEC on July 31, 2013, File No. 000-30248 (Item 5.02).

14.	Our Current Report on Form 8-K, filed with the SEC on August 9, 2013, File No. 000-30248 (Items 8.01 and 9.01).

15.	Our Definitive Proxy Statement on Schedule 14A filed with the SEC on February 5, 2013, File No. 000-30248.

16.	Our Definitive Proxy Statement on Schedule 14A filed with the SEC on March 29, 2013, File No. 000-30248.

17.	The description of our Common Stock contained in our Registration Statement on Form 8-A, filed with the SEC on February 19, 1999, File No. 000-30248.

We will deliver without charge to each person to whom this prospectus is delivered, including any beneficial owner, upon written or oral request of such person, a copy of any or all of the documents referred to above which may have been or may be incorporated by reference into this prospectus. Requests for any of these documents should be made in writing or orally and should be directed to: Corporate Secretary, Jacksonville Bancorp, Inc., 100 North Laura Street, Suite 1000, Jacksonville, Florida 32202, (904) 421-3040. Our SEC filings, including the registration statement of which this prospectus forms a part and the documents incorporated by reference that are listed above, are also available from the SEC’s website at www.sec.gov or on our website at www.jaxbank.com. The information contained on our website is not deemed a part of this prospectus.

You should rely only on the information in our prospectus, any prospectus supplement, any applicable free writing prospectus and the documents that are incorporated by reference. We have not authorized anyone else to provide you with different information. We are not offering these securities in any state where the offering is prohibited by law. You should not assume that the information in this prospectus, any prospectus supplement, any applicable free writing prospectus or any incorporated document is accurate as of any date other than the date of the document.

LEGAL MATTERS

Certain legal matters in connection with any offering of securities made by this prospectus and the material U.S. federal income tax consequences of this rights offering will be passed upon for us by McGuireWoods LLP.

EXPERTS

The financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2012 have been so incorporated in reliance on the report of Crowe Horwath LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION

FOR SECURITIES ACT LIABILITIES

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In addition, indemnification may be limited by state securities laws.

Up to 10,000,000 Shares of Common Stock

PROSPECTUS

August 21, 2013